
03057506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Pepco Holdings, Inc.
Exact name of registrant as specified in charter

0001135971
Registrant CIK Number

Form U5S For 12-31-02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

30-359
SEC file number, if available

PROCESSED
MAY 05 2003
THOMSON FINANCIAL

Name of Person Filing the Document
(If other than the Registrant)

RECD S.E.C.
MAY 2 - 2003
1086

SIGNATURES

Filings Made By the Registrant

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of Delaware, May 1, 2003.

Pepco Holdings, Inc.
(Registrant)

By: Donna J. Kinzel
(Name and Title)
Donna J. Kinzel
Assistant Treasurer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 19____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

Pepco Holdings, Inc.
2002 Form U5S

Form SE Exhibit Index

CONSOLIDATING FINANCIAL STATEMENTS

Consolidating Statement of Income for the Year Ended December 31, 2002

Consolidating Balance Sheet as of December 31, 2002

Consolidating Statement of Cash Flows for the Year Ended December 31, 2002

Consolidating Statement of Retained Earnings for the Year Ended December 31, 2002

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	Total Pepco Holdings, Inc.	Eliminations Reclasses & Consolidations	Pepco Holdings, Inc. Parent	Potomac Electric Power Company Consolidated	Conectiv Consolidated	Pepco Energy Services, Inc. Consolidated*	Potamac Capital Investment Corporation Consolidated*	Pepco Communications, Inc. Consolidated*	PHI Service Company
Operating Revenue									
Pepco	$ 1,533.5	$ (0.4)	$ -	$ 1,533.9	$ -				$ -
Conectiv Power Delivery	996.2	(14.0)	-	-	1,010.2				-
Conectiv Energy	850.2	-	-	-	850.2				-
Pepco Energy Services	826.7	(0.8)	-	401.0	-				-
Other Non-Regulated	117.9	14.1	-	53.1	-				(5.6)
Total Operating Revenue	4,324.5	(1.1)	-	1,988.0	1,860.4				(5.6)
Operating Expenses									
Fuel and purchased energy	2,538.4	(12.7)	-	994.7	1,203.4				-
Other operation and maintenance	775.1	(22.2)	(1.6)	316.9	421.7				(11.6)
Depreciation and amortization	239.8	(4.8)	2.7	153.3	77.9				5.4
Other taxes	225.6	(0.7)	-	198.2	27.3				0.2
Total Operating Expenses	3,778.9	(40.4)	1.1	1,663.1	1,730.3				(6.0)
Operating Income	545.6	39.3	(1.1)	324.9	130.1				0.4
Other Income (Expenses)									
Interest and dividend income	24.8	(0.2)	0.1	20.6	4.4				-
Interest expense	(213.3)	1.3	(28.7)	(106.5)	(56.7)				(0.4)
Loss from Equity Investments	(9.7)	-	-	(2.1)	(2.6)				-
Other income	7.8	(125.9)	138.1	(8.3)	6.3				-
Total Other (Expenses)	(190.4)	(124.8)	109.5	(96.3)	(48.6)				(0.4)
Preferred Stock Dividend Requirements of Subsidiaries	20.6	-	-	14.2	6.4				-
Income Tax Expense	124.1	21.1	(10.3)	80.3	31.4				0.1
Net Income	$ 210.5	$ (106.6)	$ 118.7	$ 134.1	$ 43.7				$ (0.1)

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

POTOMAC ELECTRIC POWER COMPANY
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Electric Power Company Consolidated	Eliminations Reclasses & Consolidations	Potomac Electric Power Company Parent	Pepco Energy Services, Inc. Consolidated (7mths)*	Potamac Capital Investment Corporation Consolidated (7mths)*	Edison Capital Reserves Corporation*
Operating Revenue						
Utility	$ 1,533.9	$ -	$ 1,533.9			
Competitive	454.1	(6.1)	-			
Total Operating Revenue	1,988.0	(6.1)	1,533.9			
Operating Expenses						
Fuel and purchased energy	994.7	-	654.4			
Other operation and maintenance	316.9	(6.1)	240.5			
Depreciation and amortization	153.3	-	148.4			
Other taxes	198.2	-	198.2			
Total Operating Expenses	1,663.1	(6.1)	1,241.5			
Operating Income	324.9	-	292.4			
Other Income (Expenses)						
Interest and dividend income	20.6	-	3.1			
Interest expense	(106.5)	-	(81.5)			
Loss from Equity Investments, principally	-	-	-			
a Telecommunication Entity	(2.1)	-	-			
Other income	(8.3)	(20.9)	12.9			
Total Other Expenses	(96.3)	(20.9)	(65.5)			
Distributions on Preferred Securities of Subsidiary Trust	9.2	-	9.2			
Income Tax Expense	80.3	-	78.6			
Net Income	139.1	(20.9)	139.1			
Dividends on Preferred Stock	5.0	-	5.0			
Earnings Available for Common Stock	$ 134.1	$ (20.9)	$ 134.1			

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

PEPCO ENERGY SERVICES, INC.
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	Pepco Energy Services, Inc. Consolidated 5mths*	Pepco Energy Services, Inc. Consolidated 7mths*	Pepco Energy Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Energy Services, Inc. Parent*	PES Home Warranty Services of VA*	Potomac Power Resources, Inc.*	PES Landfill Gas Corporation*	Other Subsidiaries*	Pepco Building Services, Inc. Consolidated*
Operating Revenue										
Pepco										
Conectiv Power Delivery										
Conectiv Energy										
Pepco Energy Services										
Other Non-Regulated										
Total Operating Revenue										
Operating Expenses										
Fuel and purchased energy										
Other operation and maintenance										
Depreciation and amortization										
Other taxes										
Total Operating Expenses										
Operating Income										
Other Income (Expenses)										
Interest and dividend income										
Interest expense										
Loss from Equity investments										
Other income										
Total Other (Expenses)										
Preferred Stock Dividend Requirements of Subsidiaries										
Income Tax Expense										
Net Income										

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

PEPCO BUILDING SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	Pepco Building Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Building Services, Inc. Parent*	MET Electrical Testing Company, Inc.*	Substation Testing Company, Inc.*	Seaboard Mechanical Services, Inc.*	Engineered Services, Inc.*	Unitemp, Inc.*	G&L Mechanical Services, Inc.*
Operating Revenue									
Pepco									
Conectiv Power Delivery									
Conectiv Energy									
Pepco Energy Services									
Other Non-Regulated									
Total Operating Revenue									
Operating Expenses									
Fuel and purchased energy									
Other operation and maintenance									
Depreciation and amortization									
Other taxes									
Total Operating Expenses									
Operating Income									
Other Income (Expenses)									
Interest and dividend income									
Interest expense									
Loss from Equity Investments									
Other income									
Total Other (Expenses)									
Preferred Stock Dividend Requirements of Subsidiaries									
Income Tax Expense									
Net Income									

*** Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.**

POTOMAC CAPITAL INVESTMENT CORPORATION
CONSOLIDATING
STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	Potamac Capital Investment Corporation Consolidated 5mths*	Potamac Capital Investment Corporation Consolidated 7mths*	Potamac Capital Investment Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potamac Capital Investment Corporation Parent*
Operating Revenue					
Pepco					
Conectiv Power Delivery					
Conectiv Energy					
Pepco Energy Services					
Other Non-Regulated					
Total Operating Revenue					
Operating Expenses					
Fuel and purchased energy					
Other operation and maintenance					
Depreciation and amortization					
Other taxes					
Total Operating Expenses					
Operating Income					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Loss from Equity Investments					
Other income					
Total Other (Expenses)					
Preferred Stock Dividend Requirements of Subsidiaries					
Income Tax Expense					
Net Income					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION
CONSOLIDATING
STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	PCI Energy Corporation*	PCI-BT Investing LLC*	Edison Place LLC*	Potomac Nevada Investment, Inc.*	PCI Netherlands Corp.*
Operating Revenue					
Pepco					
Conectiv Power Delivery					
Conectiv Energy					
Pepco Energy Services					
Other Non-Regulated					
Total Operating Revenue					
Operating Expenses					
Fuel and purchased energy					
Other operation and maintenance					
Depreciation and amortization					
Other taxes					
Total Operating Expenses					
Operating Income					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Loss from Equity Investments					
Other income					
Total Other (Expenses)					
Preferred Stock Dividend Requirements of Subsidiaries					
Income Tax Expense					
Net Income					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION
CONSOLIDATING
STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	PCI Queensland Corp.*	Potomac Capital Markets Corp.*	Potomac Aircraft Leasing Corp.*	Potomac Harmans Corp.*	Harmans Building Associates*
Operating Revenue					
Pepco					
Conectiv Power Delivery					
Conectiv Energy					
Pepco Energy Services					
Other Non-Regulated					
Total Operating Revenue					
Operating Expenses					
Fuel and purchased energy					
Other operation and maintenance					
Depreciation and amortization					
Other taxes					
Total Operating Expenses					
Operating Income					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Loss from Equity Investments					
Other income					
Total Other (Expenses)					
Preferred Stock Dividend Requirements of Subsidiaries					
Income Tax Expense					
Net Income					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION
CONSOLIDATING
STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Land Corporation*	Pepco Technoogies LLC*	American Energy Corp.*	Friendly Skies, Inc. Consolidated*	AMP Funding, LLC Consolidated*
Operating Revenue					
Pepco					
Conectiv Power Delivery					
Conectiv Energy					
Pepco Energy Services					
Other Non-Regulated					
Total Operating Revenue					
Operating Expenses					
Fuel and purchased energy					
Other operation and maintenance					
Depreciation and amortization					
Other taxes					
Total Operating Expenses					
Operating Income					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Loss from Equity Investments					
Other income					
Total Other (Expenses)					
Preferred Stock Dividend Requirements of Subsidiaries					
Income Tax Expense					
Net Income					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION
CONSOLIDATING
STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Nevada Corporation Consolidated*	Pepco Enterprises, Inc. Consolidated*	Pepco Communications, Inc. Consolidated*
Operating Revenue			
Pepco			
Conectiv Power Delivery			
Conectiv Energy			
Pepco Energy Services			
Other Non-Regulated			
Total Operating Revenue			
Operating Expenses			
Fuel and purchased energy			
Other operation and maintenance			
Depreciation and amortization			
Other taxes			
Total Operating Expenses			
Operating Income			
Other Income (Expenses)			
Interest and dividend income			
Interest expense			
Loss from Equity Investments			
Other income			
Total Other (Expenses)			
Preferred Stock Dividend Requirements of Subsidiaries			
Income Tax Expense			
Net Income			

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

FRIENDLY SKIES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	Friendly Skies, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Friendly Skies, Inc. Parent*	PCI Air Management Corporation*
Operating Revenue				
Pepco				
Conectiv Power Delivery				
Conectiv Energy				
Pepco Energy Services				
Other Non-Regulated				
Total Operating Revenue				
Operating Expenses				
Fuel and purchased energy				
Other operation and maintenance				
Depreciation and amortization				
Other taxes				
Total Operating Expenses				
Operating Income				
Other Income (Expenses)				
Interest and dividend income				
Interest expense				
Loss from Equity Investments				
Other Income				
Total Other (Expenses)				
Preferred Stock Dividend Requirements of Subsidiaries				
Income Tax Expense				
Net Income				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

AMP FUNDING, LLC AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	AMP Funding, LLC Consolidated*	Eliminations Reclasses & Consolidations	AMP Funding, LLC Parent*	RAMP Investments, LLC*	PCI Air Management Partners, LLC*	PCI Ever, Inc.*
Operating Revenue						
Pepco						
Conectiv Power Delivery						
Conectiv Energy						
Pepco Energy Services						
Other Non-Regulated						
Total Operating Revenue						
Operating Expenses						
Fuel and purchased energy						
Other operation and maintenance						
Depreciation and amortization						
Other taxes						
Total Operating Expenses						
Operating Income						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Loss from Equity Investments						
Other Income						
Total Other (Expenses)						
Preferred Stock Dividend Requirements of Subsidiaries						
Income Tax Expense						
Net Income						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC NEVADA CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	Potamac Nevada Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potamac Nevada Corporation Parent*	Potomac Capital Joint Leasing Corporation Consolidated*	Potomac Nevada Leasing Corporation*	PCI Engine Trading, Ltd.*	Potomac Delaware Leasing Corporation Consolidated*
Operating Revenue							
Pepco							
Conectiv Power Delivery							
Conectiv Energy							
Pepco Energy Services							
Other Non-Regulated							
Total Operating Revenue							
Operating Expenses							
Fuel and purchased energy							
Other operation and maintenance							
Depreciation and amortization							
Other taxes							
Total Operating Expenses							
Operating Income							
Other Income (Expenses)							
Interest and dividend income							
Interest expense							
Loss from Equity Investments							
Other Income							
Total Other (Expenses)							
Preferred Stock Dividend Requirements of Subsidiaries							
Income Tax Expense							
Net Income							

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC DELAWARE LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Delaware Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Delaware Leasing Corporation Parent*	Potomac Equipment Leasing Corp.*	Potomac Leasing Associates, LP*
Operating Revenue					
Pepco					
Conectiv Power Delivery					
Conectiv Energy					
Pepco Energy Services					
Other Non-Regulated					
Total Operating Revenue					
Operating Expenses					
Fuel and purchased energy					
Other operation and maintenance					
Depreciation and amortization					
Other taxes					
Total Operating Expenses					
Operating Income					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Loss from Equity Investments					
Other Income					
Total Other (Expenses)					
Preferred Stock Dividend Requirements of Subsidiaries					
Income Tax Expense					
Net Income					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL JOINT LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Capital Joint Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Capital Joint Leasing Corporation Parent*	Aircraft International Management Co.*	PCI Holdings, Inc.*	PCI Nevada Investments*
Operating Revenue						
Pepco						
Conectiv Power Delivery						
Conectiv Energy						
Pepco Energy Services						
Other Non-Regulated						
Total Operating Revenue						
Operating Expenses						
Fuel and purchased energy						
Other operation and maintenance						
Depreciation and amortization						
Other taxes						
Total Operating Expenses						
Operating Income						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Loss from Equity Investments						
Other Income						
Total Other (Expenses)						
Preferred Stock Dividend Requirements of Subsidiaries						
Income Tax Expense						
Net Income						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	Pepco Enterprises, Inc Consolidated*	Eliminations Reclasses & Consolidations	Pepco Enterprises, Inc. Parent*	W.A. CHESTER LLC*	SEVERN CONSTRUCTION LLC*	SEVERN CABLE LLC*
Operating Revenue						
Pepco						
Conectiv Power Delivery						
Conectiv Energy						
Pepco Energy Services						
Other Non-Regulated						
Total Operating Revenue						
Operating Expenses						
Fuel and purchased energy						
Other operation and maintenance						
Depreciation and amortization						
Other taxes						
Total Operating Expenses						
Operating Income						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Loss from Equity Investments						
Other income						
Total Other (Expenses)						
Preferred Stock Dividend Requirements of Subsidiaries						
Income Tax Expense(Benefit)						
Net Income						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of dollars)

	Pepco Communications, Inc. Consolidated 5mths*	Pepco Communications, Inc. Consolidated 7mths*	Pepco Communications, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Communications, Inc. Parent*	Pepco Communications, LLC*
Operating Revenue						
Pepco						
Conectiv Power Delivery						
Conectiv Energy						
Pepco Energy Services						
Other Non-Regulated						
Total Operating Revenue						
Operating Expenses						
Fuel and purchased energy						
Other operation and maintenance						
Depreciation and amortization						
Other taxes						
Total Operating Expenses						
Operating Income						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Loss from Equity Investments						
Other income						
Total Other (Expenses)						
Preferred Stock Dividend Requirements of Subsidiaries						
Income Tax Expense						
Net Income						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of Dollars)

	Conectiv Consolidated 5mths	Conectiv Consolidated	Eliminations Reclasses & Consolidations	Conectiv Parent
Operating Revenue				
Electric	$ 1,510.9	$ 3,016.5	$ 1.0	$ -
Gain on sales of electric generating plants	-	15.8	-	-
Gas	143.5	386.6	3.8	-
Other services	206.0	439.2	(860.9)	-
Total Operating Revenue	1,860.4	3,858.1	(856.1)	-
Operating Expenses				
Electric fuel and purchased energy	1,077.3	2,051.9	(806.2)	-
Gas purchased	126.1	313.4	(46.1)	-
Other services' cost of sales	184.8	383.6	(12.6)	-
Merger-related costs	-	75.4	27.6	-
Other operation and maintenance	230.8	516.9	(24.1)	23.1
Loss on sale of leveraged leases	2.1	19.7	54.7	-
Impairment losses	4.0	13.5	-	-
Depreciation and amortization	77.9	193.0	0.2	-
Other taxes	27.3	64.0	-	0.1
Deferred electric service costs	-	(71.3)	-	-
Total Operating Expenses	1,730.3	3,560.1	(806.5)	23.2
Operating Income	130.1	298.0	(49.6)	(23.2)
Other Income (Expenses)				
Interest and dividend income	4.4	13.3	(17.2)	12.4
Interest expense	(56.7)	(136.6)	14.9	(41.2)
Income (loss) from equity investments	(2.6)	(6.9)	-	-
Other income	6.3	9.4	(124.2)	123.5
Total Other Income (Expenses)	(48.6)	(120.8)	(126.5)	94.7
Preferred Stock Dividend Requirements Of Subsidiaries	6.4	15.8	2.5	-
Income Taxes	31.4	70.6	(52.6)	(19.3)
Net Income	$ 43.7	$ 90.8	$ (126.0)	$ 90.8

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of Dollars)

	Delmarva Power & Light Company Consolidated	Atlantic City Electric Company Consolidated	Conectiv Properties and Investments, Inc. Consolidated*	Conectiv Energy Holding Company Consolidated*
Operating Revenue				
Electric	$ 1,039.8	$ 1,082.4		
Gain on sales of electric generating plants	11.6	-		
Gas	178.1	-		
Other services	11.1	2.3		
Total Operating Revenue	1,240.6	1,084.7		
Operating Expenses				
Electric fuel and purchased energy	677.0	682.5		
Gas purchased	124.9	-		
Other services' cost of sales	10.3	-		
Merger-related costs	9.7	38.1		
Other operation and maintenance	178.7	243.6		
Loss on sale of leveraged leases	-	-		
Impairment losses	-	9.5		
Depreciation and amortization	82.1	69.2		
Other taxes	35.5	24.8		
Deferred electric service costs	-	(71.3)		
Total Operating Expenses	1,118.2	996.4		
Operating Income	122.4	88.3		
Other Income (Expenses)				
Interest and dividend income	4.9	8.4		
Interest expense	(42.6)	(53.1)		
Income (loss) from equity investments	-	-		
Other income	4.4	8.5		
Total Other Income (Expenses)	(33.3)	(36.2)		
Preferred Stock Dividend Requirements Of Subsidiaries	5.7	7.6		
Income Taxes	33.7	16.3		
Net Income	$ 49.7	$ 28.2		

* Filed under request for confidential treatment pursuant to Rule 104(b) of the P
Utility Holding Company Act of 1935.

CONECTIV
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of Dollars)

	Atlantic Southern Properties, Inc.*	Conectiv Communications, Inc. Consolidated (Parent only)*	Conectiv Resource Partners, Inc.*	Conectiv Solutions LLC Consolidated*	Atlantic Generation, Inc. Consolidated*
Operating Revenue					
Electric					
Gain on sales of electric generating plants					
Gas					
Other services					
Total Operating Revenue					
Operating Expenses					
Electric fuel and purchased energy					
Gas purchased					
Other services' cost of sales					
Merger-related costs					
Other operation and maintenance					
Loss on sale of leveraged leases					
Impairment losses					
Depreciation and amortization					
Other taxes					
Deferred electric service costs					
Total Operating Expenses					
Operating Income					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Income (loss) from equity investments					
Other income					
Total Other Income (Expenses)					
Preferred Stock Dividend Requirements Of Subsidiaries					
Income Taxes					
Net Income					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the P
Utility Holding Company Act of 1935.

DELMARVA POWER & LIGHT COMPANY
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of Dollars)

	Delmarva Power & Light Company Consolidated	Eliminations Reclasses & Consolidations	Delmarva Power & Light Company Parent	Delmarva Power Financing I
Operating Revenue				
Electric	$ 1,039.8	$ -	$ 1,039.8	$ -
Gain on sales of electric generating plants	11.6	-	11.6	-
Gas	178.1	-	178.1	-
Other services	11.1	-	11.1	-
Total Operating Revenue	1,240.6	-	1,240.6	-
Operating Expenses				
Electric fuel and purchased energy	677.0	-	677.0	-
Gas purchased	124.9	-	124.9	-
Other services' cost of sales	10.3	10.3	-	-
Merger-related costs	9.7	9.7	-	-
Other operation and maintenance	178.7	(20.0)	198.7	-
Loss on sale of leveraged leases	-	-	-	-
Impairment losses	-	-	-	-
Depreciation and amortization	82.1	-	82.1	-
Other taxes	35.5	-	35.5	-
Deferred electric service costs	-	-	-	-
Total Operating Expenses	1,118.2	-	1,118.2	-
Operating Income	122.4	-	122.4	-
Other Income (Expenses)				
Interest and dividend income	4.9	(1.2)	0.2	5.9
Interest expense	(42.6)	1.2	(43.8)	-
Income (loss) from equity investments	-	-	-	-
Other income	4.4	-	4.6	(0.2)
Total Other Income (Expenses)	(33.3)	0.0	(39.0)	5.7
Preferred Stock Dividend Requirements Of Subsidiaries	5.7	-	-	5.7
Income Taxes	33.7	-	33.7	-
Net Income	49.7	0.0	49.7	-
DIVIDENDS ON PREFERRED STOCK	1.7	-	1.7	-
EARNINGS (LOSS) APPLICABLE TO COMMON STOCK	48.0	0.0	48.0	0.0

ATLANTIC CITY ELECTRIC COMPANY
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of Dollars)

	Atlantic City Electric Company Consolidated	Eliminations Reclasses & Consolidations	Atlantic City Electric Company Parent	Atlantic Capital I	Atlantic Capital II	Atlantic City Electric Transition Funding LLC
Operating Revenue						
Electric	$ 1,082.4	$ -	$ 1,081.7	$ -	$ -	$ 0.7
Gain on sales of electric generating plants	-	1.5	(1.5)	-	-	-
Gas	-	-	-	-	-	-
Other services	2.3	(4.0)	6.3	-	-	-
Total Operating Revenue	1,084.7	(2.5)	1,086.5	-	-	0.7
Operating Expenses						
Electric fuel and purchased energy	682.5	-	686.5	-	-	-
Gas purchased	-	(4.0)	-	-	-	-
Other services' cost of sales	-	-	-	-	-	-
Merger-related costs	38.1	38.1	-	-	-	-
Other operation and maintenance	243.6	(6.1)	249.7	-	-	-
Loss on sale of leveraged leases	-	-	-	-	-	-
Impairment losses	9.5	-	9.5	-	-	-
Depreciation and amortization	69.2	-	69.2	-	-	-
Other taxes	24.8	-	24.8	-	-	-
Deferred electric service costs	(71.3)	(30.5)	(40.8)	-	-	-
Total Operating Expenses	996.4	(2.5)	998.9	-	-	-
Operating Income	88.3	-	87.6	-	-	0.7
Other Income (Expenses)						
Interest and dividend income	8.4	(7.9)	8.4	6.0	1.9	-
Interest expense	(53.1)	7.9	(60.3)	-	-	(0.7)
Income (loss) from equity investments	-					
Other income	8.5	-	8.8	(0.2)	(0.1)	-
Total Other Income (Expenses)	(36.2)	-	(43.1)	5.8	1.8	(0.7)
Preferred Stock Dividend Requirements Of Subsidiaries	7.6	-	-	5.8	1.8	-
Income Taxes	16.3	-	16.3	-	-	-
Net Income	28.2	-	28.2	-	(0.0)	-
DIVIDENDS ON PREFERRED STOCK	0.7	-	0.7	-	-	-
EARNINGS (LOSS) APPLICABLE TO COMMON STOCK	27.5	$0.0	$27.5	$0.0	($0.0)	$0.0

CONECTIV PROPERTIES AND INVESTMENTS, INC.
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of Dollars)

	Conectiv Properties and Investments, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Properties and Investments, Inc. Parent*	DCI I, Inc.*	DCI II, Inc.*	DCTC-Burney, Inc.*
Operating Revenue						
Electric						
Gain on sales of electric generating plants						
Gas						
Other services						
Total Operating Revenue						
Operating Expenses						
Electric fuel and purchased energy						
Gas purchased						
Other services' cost of sales						
Merger-related costs						
Other operation and maintenance						
Loss on sale of leveraged leases						
Impairment losses						
Depreciation and amortization						
Other taxes						
Deferred electric service costs						
Total Operating Expenses						
Operating Income						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Income (loss) from equity investments						
Other income						
Total Other Income (Expenses)						
Preferred Stock Dividend Requirements Of Subsidiaries						
Income Taxes						
Net loss						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

Conectiv Energy Holding Company and Subsidaries
Consolidating Statement of Income
For the Year Ended December 3, 2002
(Millions of Dollars)

	Conectiv Energy Holding Company Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Energy Holding Company Parent*	Conectiv Energy Supply, Inc.*	Conectiv Operating Services Company*
Operating Revenue					
Electric					
Gain on sales of electric generating plants					
Gas					
Other services					
Total Operating Revenue					
Operating Expenses					
Electric fuel and purchased energy					
Gas purchased					
Other services' cost of sales					
Merger-related costs					
Other operation and maintenance					
Loss on sale of leveraged leases					
Impairment losses					
Depreciation and amortization					
Other taxes					
Deferred electric service costs					
Total Operating Expenses					
Operating Income					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Income (loss) from equity investments					
Other income					
Total Other Income (Expenses)					
Preferred Stock Dividend Requirements Of Subsidiaries					
Income Taxes					
Net income					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

Conectiv Energy Holding Company and Subsidaries
Consolidating Statement of Income
For the Year Ended December 3, 2002
(Millions of Dollars)

	ACE REIT, Inc.*	Conectiv Atlantic Generation, LLC*	Conectiv Bethlehem, LLC*	Conectiv Delmarva Generation, Inc.*	Conectiv Mid-Merit, Inc.*	Conectiv Pennsylania Generation, Inc.*
Operating Revenue						
Electric						
Gain on sales of electric generating plants						
Gas						
Other services						
Total Operating Revenue						
Operating Expenses						
Electric fuel and purchased energy						
Gas purchased						
Other services' cost of sales						
Merger-related costs						
Other operation and maintenance						
Loss on sale of leveraged leases						
Impairment losses						
Depreciation and amortization						
Other taxes						
Deferred electric service costs						
Total Operating Expenses						
Operating Income						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Income (loss) from equity investments						
Other income						
Total Other Income (Expenses)						
Preferred Stock Dividend Requirements Of Subsidiaries						
Income Taxes						
Net income						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Util Holding Company Act of 1935.

CONECTIV SOLUTIONS LLC
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of Dollars)

	Conectiv Solutions LLC Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Solutions LLC Parent*	ATE Investment, Inc. Consolidated*	Eliminations Reclasses & Consolidations	ATE Investment, Inc. Parent*	King Street Assurance Ltd*	Conectiv Services, Inc. Consolidated*
Operating Revenue								
Electric	$ -	$ -						
Gain on sales of electric generating plants	-	-						
Gas	-	-						
Other services	-	-						
Total Operating Revenue	-	-						
Operating Expenses								
Electric fuel and purchased energy	-	-						
Gas purchased	-	-						
Other services' cost of sales	-	-						
Merger-related costs	-	-						
Other operation and maintenance	-	-						
Loss on sale of leveraged leases	-	-						
Impairment losses	-	-						
Depreciation and amortization	-	-						
Other taxes	-	-						
Deferred electric service costs	-	-						
Total Operating Expenses	-	-						
Operating Income	-	-						
Other Income (Expenses)								
Interest and dividend income	-	-						
Interest expense	0.1	0.1						
Income (loss) from equity investments	-	-						
Other income	18.3	18.3						
Total Other Income (Expenses)	18.4	18.4						
Preferred Stock Dividend Requirements Of	-	-						
Income Taxes	-	-						
Net loss	$ 18.4	$ 18.4						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SERVICES, INC.
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of Dollars)

	Conectiv Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Services, Inc. Parent*	Conectiv Plumbing, L.L.C.*	Conectiv Thermal Systems, Inc. Consolidated*
Operating Revenue					
Electric					
Gain on sales of electric generating plants					
Gas					
Other services					
Total Operating Revenue					
Operating Expenses					
Electric fuel and purchased energy					
Gas purchased					
Other services' cost of sales					
Merger-related costs					
Other operation and maintenance					
Loss on sale of leveraged leases					
Impairment losses					
Depreciation and amortization					
Other taxes					
Deferred electric service costs					
Total Operating Expenses					
Operating Income					
Other Income (Expenses)					
Interest and dividend income					
Interest expense					
Income (loss) from equity investments					
Other income					
Total Other Income (Expenses)					
Preferred Stock Dividend Requirements Of Subsidiaries					
Income Taxes					
Net loss					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV THERMAL SYSTEMS, INC.
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of Dollars)

	Conectiv Thermal Systems, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Thermal Systems, Inc. Parent*	ATS Operating Services, Inc.*	Atlantic Jersey Thermal Systems, Inc.*	Thermal Energy Limited Partnership*
Operating Revenue						
Electric						
Gain on sales of electric generating plants						
Gas						
Other services						
Total Operating Revenue						
Operating Expenses						
Electric fuel and purchased energy						
Gas purchased						
Other services' cost of sales						
Merger-related costs						
Other operation and maintenance						
Loss on sale of leveraged leases						
Impairment losses						
Depreciation and amortization						
Other taxes						
Deferred electric service costs						
Total Operating Expenses						
Operating Income						
Other Income (Expenses)						
Interest and dividend income						
Interest expense						
Income (loss) from equity investments						
Other income						
Total Other Income (Expenses)						
Preferred Stock Dividend Requirements Of Subsidiaries						
Income Taxes						
Net loss						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

ATLANTIC GENERATION, INC.
CONSOLIDATING STATEMENTS OF INCOME
For the Year Ended December 31, 2002
(Millions of Dollars)

	Atlantic Generation, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Atlantic Generation, Inc. Parent*	Vineland Ltd., Inc.*	Vineland General, Inc.*	Binghampton Limited, Inc.*	Binghampton General, Inc.*	Pedrick General, Inc.*
Operating Revenue								
Electric								
Gain on sales of electric generating plants								
Gas								
Other services								
Total Operating Revenue								
Operating Expenses								
Electric fuel and purchased energy/other services cost of sales								
Gas purchased								
Other services' cost of sales								
Merger-related costs								
Other operation and maintenance								
Loss on sale of leveraged leases								
Impairment losses								
Depreciation and amortization								
Other taxes								
Deferred electric service costs								
Total Operating Expenses								
Operating Income								
Other Income (Expenses)								
Interest and dividend income								
Interest expense								
Income (loss) from equity investments								
Other income								
Total Other Income (Expenses)								
Preferred Stock Dividend Requirements Of Subsidiaries								
Income Taxes								
Net loss								

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of dollars)

	Total Pepco Holdings, Inc.	Eliminations Reclasses & Consolidations	Pepco Holdings, Inc. Parent	Potomac Electric Power Company Consolidated	Conectiv Consolidated	Pepco Energy Service, Inc. Consolidated*	Potamac Capital Investment Corporation Consolidated*	Pepco Communications, Inc. Consolidated*	PHI Service Company
CURRENT ASSETS									
Cash and cash equivalents	$ 98.8	$ -	$ 5.6	$ 13.9	$ 66.8				$ 1.3
Marketable securities	175.3	-	-	-	1.2				-
Accounts receivable, less allowance for uncollectible accounts	1,118.5	(642.3)	900.5	373.4	668.6				33.0
Fuel, materials and supplies—at average cost	254.9	72.3	-	37.8	123.1				-
Prepaid expenses and other	54.4	(5.6)	-	10.2	27.3				6.5
Total Current Assets	1,701.9	(575.6)	906.1	435.3	887.0				40.8
INVESTMENTS AND OTHER ASSETS									
Goodwill	1,431.8	1,101.3		-	313.1				-
Regulatory assets, net	1,175.5	(15.9)		-	1,191.4				-
Investment in finance leases	1,091.6	-		-	-				-
Prepaid pension expense	124.9	(153.9)		182.3	96.5				-
Investment in Consolidated companies	-	(3,703.2)	3,703.2						-
Other	538.0	13.3	12.8	108.5	173.8				20.8
Total Investments and Other Assets	4,361.8	(2,758.4)	3,716.0	290.8	1,774.8				20.8
PROPERTY, PLANT AND EQUIPMENT									
Property, plant and equipment	10,625.0	(163.9)	11.4	4,550.0	5,995.4				87.1
Accumulated depreciation	(3,827.0)	2.5	(2.4)	(1,739.7)	(2,025.8)				(41.1)
Net Property, Plant and Equipment	6,798.0	(161.4)	9.0	2,810.3	3,969.6				46.0
TOTAL ASSETS	$ 12,861.7	$ (3,495.4)	$ 4,631.1	$ 3,536.4	$ 6,631.4				$ 107.6
CURRENT LIABILITIES									
Short-term debt	$ 1,377.4	$ (600.3)	$ 149.0	$ 90.0	$ 1,404.2				$ 42.9
Accounts payable and accrued payroll	638.8	(41.9)	6.4	167.4	368.1				8.3
Capital lease obligations due within one year	15.8	-	-	15.6	0.2				-
Interest and taxes accrued	63.4	-	21.5	57.6	15.2				1.8
Other	501.2	4.0	1.2	164.4	255.4				37.6
Total Current Liabilities	2,596.6	(638.2)	178.1	495.0	2,043.1				90.6
DEFERRED CREDITS									
Income taxes	1,535.2	(156.7)	(42.3)	589.5	946.4				9.2
Investment tax credits	69.0	0.1		22.6	46.3				-
Other	432.0	133.9	-	44.0	231.5				8.3
Total Deferred Credits	2,036.2	(22.7)	(42.3)	656.0	1,224.2				17.5
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS									
Long-term debt	4,712.8	2.5	1,499.5	1,083.5	1,824.3				-
Capital lease obligations	119.6	-	-	118.7	0.6				-
Total Long-Term Debt and Capital Lease Obligations	4,832.4	2.5	1,499.5	1,202.2	1,824.9				-
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST	290.0	-	-	125.0	165.0				-
PREFERRED STOCK									
Serial preferred stock	35.3	-	-	35.3	-				-
Redeemable serial preferred stock	75.4	-	-	47.5	27.9				-
Total Preferred Stock	110.7	-	-	82.8	27.9				-
COMMITMENTS AND CONTINGENCIES									
SHAREHOLDERS' EQUITY									
Common stock	1.7	-	1.7	-	-				-
Premium on stock and other capital contributions	2,212.0	(2,071.9)	2,212.0	507.6	1,130.8				-
Capital stock expense	(3.2)	8.1	(3.2)	(1.1)	(7.0)				-
Accumulated other comprehensive loss	(52.9)	(3.6)	(52.8)	-	-				-
Retained income	838.2	(769.6)	838.1	468.9	222.5				(0.5)
Cost of shares of common stock in treasury	-	-	-	-	-				-
Total Shareholders' Equity	2,995.8	(2,837.0)	2,995.8	975.4	1,346.3				(0.5)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,861.7	$ (3,495.4)	$ 4,631.1	$ 3,536.4	$ 6,631.4				$ 107.6
	-	-	-	-	-	-	-	-	-

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC ELECTRIC POWER COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of dollars)

	Potomac Electric Power Company Consolidated	Eliminations Reclasses & Consolidations	Potomac Electric Power Company Parent	Edison Capital Reserves Corporation*
CURRENT ASSETS				
Cash and cash equivalents	$ 13.9		$ 9.1	
Marketable securities	-			
Accounts receivable, less allowance for uncollectible accounts	373.4	0.3	263.1	
Fuel, materials and supplies—at average cost	37.8		37.8	
Prepaid expenses and other	10.2	(0.3)	10.1	
Total Current Assets	435.3	-	320.1	
INVESTMENTS AND OTHER ASSETS				
Goodwill	-		-	
Regulatory assets, net	-		-	
Investment in finance leases	-		-	
Investment in subsidiaries		(115.2)	115.2	
Prepaid pension expense	182.3		182.3	
Other	108.5	-	108.5	
Total Investments and Other Assets	290.8	(115.2)	406.0	
PROPERTY, PLANT AND EQUIPMENT				
Property, plant and equipment	4,550.0		4,550.0	
Accumulated depreciation	(1,739.7)	-	(1,739.7)	
Net Property, Plant and Equipment	2,810.3	-	2,810.3	
TOTAL ASSETS	$ 3,536.4	$ (115.2)	$ 3,536.4	
CURRENT LIABILITIES				
Short-term debt	$ 90.0		$ 90.0	
Accounts payable and accrued payroll	167.4		167.4	
Capital lease obligations due within one year	15.6		15.6	
Interest and taxes accrued	57.6		57.6	
Other	164.4	0.5	163.9	
Total Current Liabilities	495.0	0.5	494.5	
DEFERRED CREDITS				
Income taxes	589.4		589.4	
Investment tax credits	22.6		22.6	
Other	44.0	(0.5)	44.5	
Total Deferred Credits	656.0	(0.5)	656.5	
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS				
Long-term debt	1,083.5		1,083.5	
Capital lease obligations	118.7	-	118.7	
Total Long-Term Debt and Capital Lease Obligations	1,202.2	-	1,202.2	
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST	125.0	-	125.0	
PREFERRED STOCK				
Serial preferred stock	35.3		35.3	
Redeemable serial preferred stock	47.5	-	47.5	
Total Preferred Stock	82.8	-	82.8	
COMMITMENTS AND CONTINGENCIES				
SHAREHOLDERS' EQUITY				
Common stock	-			
Premium on stock and other capital contributions	507.6		507.6	
Capital stock expense	(1.1)		(1.1)	
Accumulated other comprehensive loss	-			
Retained income	468.9	(115.2)	468.9	
Cost of shares of common stock in treasury	-	-	-	
Total Shareholders' Equity	975.4	(115.2)	975.4	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,536.4	$ (115.2)	$ 3,536.4	

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENERGY SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of dollars)

	Pepco Energy Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Energy Services, Inc. Parent*	PES Home Warranty Services of VA*	Potomac Power Resources, Inc.*	Pepco Building Services, Inc. Consolidated*
CURRENT ASSETS						
Cash and cash equivalents						
Marketable securities						
Accounts receivable, less allowance for uncollectible accounts						
Fuel, materials and supplies—at average cost						
Prepaid expenses and other						
Total Current Assets						
INVESTMENTS AND OTHER ASSETS						
Goodwill						
Regulatory assets, net						
Investment in finance leases						
Prepaid pension expense						
Other						
Total Investments and Other Assets						
PROPERTY, PLANT AND EQUIPMENT						
Property, plant and equipment						
Accumulated depreciation						
Net Property, Plant and Equipment						
TOTAL ASSETS						
CURRENT LIABILITIES						
Short-term debt						
Accounts payable and accrued payroll						
Capital lease obligations due within one year						
Interest and taxes accrued						
Other						
Total Current Liabilities						
DEFERRED CREDITS						
Income taxes						
Investment tax credits						
Other						
Total Deferred Credits						
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS						
Long-term debt						
Capital lease obligations						
Total Long-Term Debt and Capital Lease Obligations						
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST						
PREFERRED STOCK						
Serial preferred stock						
Redeemable serial preferred stock						
Total Preferred Stock						
COMMITMENTS AND CONTINGENCIES						
SHAREHOLDERS' EQUITY						
Common stock						
Premium on stock and other capital contributions						
Capital stock expense						
Accumulated other comprehensive loss						
Retained income						
Cost of shares of common stock in treasury						
Total Shareholders' Equity						
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO BUILDING SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of dollars)

	Pepco Building Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Building Services, Inc. Parent*	MET Eectrical Testing Company, Inc.*	Substation Testing Company, Inc.*	Seaboard Mechanical Services, Inc.*	Engineered Services, Inc.*	Unitemp, Inc.*	G&L Mechanical Services, Inc.*
CURRENT ASSETS									
Cash and cash equivalents									
Marketable securities									
Accounts receivable, less allowance for uncollectible accounts									
Fuel, materials and supplies—at average cost									
Prepaid expenses and other									
Total Current Assets									
INVESTMENTS AND OTHER ASSETS									
Goodwill									
Regulatory assets, net									
Investment in finance leases									
Prepaid pension expense									
Other									
Total Investments and Other Assets									
PROPERTY, PLANT AND EQUIPMENT									
Property, plant and equipment									
Accumulated depreciation									
Net Property, Plant and Equipment									
TOTAL ASSETS									
CURRENT LIABILITIES									
Short-term debt									
Accounts payable and accrued payroll									
Capital lease obligations due within one year									
Interest and taxes accrued									
Other									
Total Current Liabilities									
DEFERRED CREDITS									
Income taxes									
Investment tax credits									
Other									
Total Deferred Credits									
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS									
Long-term debt									
Capital lease obligations									
Total Long-Term Debt and Capital Lease Obligations									
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST									
PREFERRED STOCK									
Serial preferred stock									
Redeemable serial preferred stock									
Total Preferred Stock									
COMMITMENTS AND CONTINGENCIES									
SHAREHOLDERS' EQUITY									
Common stock									
Premium on stock and other capital contributions									
Capital stock expense									
Accumulated other comprehensive loss									
Retained income									
Cost of shares of common stock in treasury									
Total Shareholders' Equity									
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY									

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPRATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of dollars)

	Potamac Capital Investment Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potamac Capital Investment Corporation Parent*	PCI Energy Corporation*	PCI-BT Investing LLC*	Edison Place LLC*	Potomac Nevada Investment, Inc.*	PCI Netherlands Corp.*	PCI Queensland Corp.*	Potomac Capital Markets Corp.*
CURRENT ASSETS										
Cash and cash equivalents										
Marketable securities										
Accounts receivable, less allowance for uncollectible accounts										
Intercompany Accounts receivable										
Intercompany notes receivable										
Fuel, materials and supplies—at average cost										
Prepaid expenses and other										
Total Current Assets										
INVESTMENTS AND OTHER ASSETS										
Goodwill										
Regulatory assets, net										
Intercompany investments										
Investment in finance leases										
Prepaid pension expense										
Other										
Total Investments and Other Assets										
PROPERTY, PLANT AND EQUIPMENT										
Property, plant and equipment										
Accumulated depreciation										
Net Property, Plant and Equipment										
TOTAL ASSETS										
CURRENT LIABILITIES										
Short-term debt										
Accounts payable and accrued payroll										
Intercompany accounts payable										
Intercompany notes payable										
Capital lease obligations due within one year										
Interest and taxes accrued										
Other										
Total Current Liabilities										
DEFERRED CREDITS										
Income taxes										
Investment tax credits										
Other										
Total Deferred Credits										
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS										
Long-term debt										
Capital lease obligations										
Total Long-Term Debt and Capital Lease Obligations										
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST										
PREFERRED STOCK										
Serial preferred stock										
Redeemable serial preferred stock										
Total Preferred Stock										
COMMITMENTS AND CONTINGENCIES										
SHAREHOLDERS' EQUITY										
Common stock										
Premium on stock and other capital contributions										
Capital stock expense										
Accumulated other comprehensive loss										
Retained income										
Cost of shares of common stock in treasury										
Total Shareholders' Equity										
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY										

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPRATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of dollars)

	Potomac Aircraft Leasing Corp.*	Potomac Harmans Corp.*	Harmans Building Associates*	Potomac Land Corporation*	Pepco Technoogies LLC*	American Energy Corp.*	Friendly Skies, Inc. Consolidated*	AMP Funding, LLC Consolidated*	Potomac Nevada Corporation Consolidated*	Pepco Enterprises, Inc. Consolidated*
CURRENT ASSETS										
Cash and cash equivalents										
Marketable securities										
Accounts receivable, less allowance for uncollectible accounts										
Intercompany Accounts receivable										
Intercompany notes receivable										
Fuel, materials and supplies—at average cost										
Prepaid expenses and other										
Total Current Assets										
INVESTMENTS AND OTHER ASSETS										
Goodwill										
Regulatory assets, net										
Intercompany investments										
Investment in finance leases										
Prepaid pension expense										
Other										
Total Investments and Other Assets										
PROPERTY, PLANT AND EQUIPMENT										
Property, plant and equipment										
Accumulated depreciation										
Net Property, Plant and Equipment										
TOTAL ASSETS										
CURRENT LIABILITIES										
Short-term debt										
Accounts payable and accrued payroll										
Intercompany accounts payable										
Intercompany notes payable										
Capital lease obligations due within one year										
Interest and taxes accrued										
Other										
Total Current Liabilities										
DEFERRED CREDITS										
Income taxes										
Investment tax credits										
Other										
Total Deferred Credits										
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS										
Long-term debt										
Capital lease obligations										
Total Long-Term Debt and Capital Lease Obligations										
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST										
PREFERRED STOCK										
Serial preferred stock										
Redeemable serial preferred stock										
Total Preferred Stock										
COMMITMENTS AND CONTINGENCIES										
SHAREHOLDERS' EQUITY										
Common stock										
Premium on stock and other capital contributions										
Capital stock expense										
Accumulated other comprehensive loss										
Retained income										
Cost of shares of common stock in treasury										
Total Shareholders' Equity										
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY										

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

FRIENDLY SKIES, INC. AND SUBSIDIARIES
December 31, 2002
CONSOLIDATING BALANCE SHEET
(Millions of dollars)

	Friendly Skies, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Friendly Skies, Inc. Parent*	PCI Air Management Corporation*
CURRENT ASSETS				
Cash and cash equivalents				
Marketable securities				
Accounts receivable, less allowance for uncollectible accounts				
Intercompany Accounts receivable				
Intercompany notes receivable				
Fuel, materials and supplies—at average cost				
Prepaid expenses and other				
Total Current Assets				
INVESTMENTS AND OTHER ASSETS				
Goodwill				
Regulatory assets, net				
Intercompany investments				
Investment in finance leases				
Prepaid pension expense				
Other				
Total Investments and Other Assets				
PROPERTY, PLANT AND EQUIPMENT				
Property, plant and equipment				
Accumulated depreciation				
Net Property, Plant and Equipment				
TOTAL ASSETS				
CURRENT LIABILITIES				
Short-term debt				
Accounts payable and accrued payroll				
Intercompany accounts payable				
Intercompany notes payable				
Capital lease obligations due within one year				
Interest and taxes accrued				
Other				
Total Current Liabilities				
DEFERRED CREDITS				
Income taxes				
Investment tax credits				
Other				
Total Deferred Credits				
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS				
Long-term debt				
Capital lease obligations				
Total Long-Term Debt and Capital Lease Obligations				
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST				
PREFERRED STOCK				
Serial preferred stock				
Redeemable serial preferred stock				
Total Preferred Stock				
COMMITMENTS AND CONTINGENCIES				
SHAREHOLDERS' EQUITY				
Common stock				
Premium on stock and other capital contributions				
Capital stock expense				
Accumulated other comprehensive loss				
Retained income				
Cost of shares of common stock in treasury				
Total Shareholders' Equity				
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

AMP FUNDING, LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of dollars)

	AMP Funding, LLC Consolidated*	Eliminations Reclasses & Consolidations	AMP Funding, LLC Parent*	RAMP Investments, LLC*	PCI Air Management Partners, LLC*	PCI Ever, Inc.*
CURRENT ASSETS						
Cash and cash equivalents						
Marketable securities						
Accounts receivable, less allowance for uncollectible accounts						
Intercompany Accounts receivable						
Intercompany notes receivable						
Fuel, materials and supplies—at average cost						
Prepaid expenses and other						
Total Current Assets						
INVESTMENTS AND OTHER ASSETS						
Goodwill						
Regulatory assets, net						
Intercompany investments						
Investment in finance leases						
Prepaid pension expense						
Other						
Total Investments and Other Assets						
PROPERTY, PLANT AND EQUIPMENT						
Property, plant and equipment						
Accumulated depreciation						
Net Property, Plant and Equipment						
TOTAL ASSETS						
CURRENT LIABILITIES						
Short-term debt						
Accounts payable and accrued payroll						
Intercompany accounts payable						
Intercompany notes payable						
Capital lease obligations due within one year						
Interest and taxes accrued						
Other						
Total Current Liabilities						
DEFERRED CREDITS						
Income taxes						
Investment tax credits						
Other						
Total Deferred Credits						
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS						
Long-term debt						
Capital lease obligations						
Total Long-Term Debt and Capital Lease Obligations						
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST						
PREFERRED STOCK						
Serial preferred stock						
Redeemable serial preferred stock						
Total Preferred Stock						
COMMITMENTS AND CONTINGENCIES						
SHAREHOLDERS' EQUITY						
Common stock						
Premium on stock and other capital contributions						
Capital stock expense						
Accumulated other comprehensive loss						
Retained income						
Cost of shares of common stock in treasury						
Total Shareholders' Equity						
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC NEVADA CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of dollars)

	Potamac Nevada Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potamac Nevada Corporation Parent*	Potomac Capital Joint Leasing Corporation Consolidated*	Potomac Nevada Leasing Corporation*	PCI Engine Trading, Ltd.*	Potomac Delaware Leasing Corporation*
CURRENT ASSETS							
Cash and cash equivalents							
Marketable securities							
Accounts receivable, less allowance for uncollectible accounts							
Intercompany Accounts receivable							
Intercompany notes receivable							
Fuel, materials and supplies—at average cost							
Prepaid expenses and other							
Total Current Assets							
INVESTMENTS AND OTHER ASSETS							
Goodwill							
Regulatory assets, net							
Intercompany investments							
Investment in finance leases							
Prepaid pension expense							
Other							
Total Investments and Other Assets							
PROPERTY, PLANT AND EQUIPMENT							
Property, plant and equipment							
Accumulated depreciation							
Net Property, Plant and Equipment							
TOTAL ASSETS							
CURRENT LIABILITIES							
Short-term debt							
Accounts payable and accrued payroll							
Intercompany accounts payable							
Intercompany notes payable							
Capital lease obligations due within one year							
Interest and taxes accrued							
Other							
Total Current Liabilities							
DEFERRED CREDITS							
Income taxes							
Investment tax credits							
Other							
Total Deferred Credits							
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS							
Long-term debt							
Capital lease obligations							
Total Long-Term Debt and Capital Lease Obligations							
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST							
PREFERRED STOCK							
Serial preferred stock							
Redeemable serial preferred stock							
Total Preferred Stock							
COMMITMENTS AND CONTINGENCIES							
SHAREHOLDERS' EQUITY							
Common stock							
Premium on stock and other capital contributions							
Capital stock expense							
Accumulated other comprehensive loss							
Retained income							
Cost of shares of common stock in treasury							
Total Shareholders' Equity							
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY							

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC DELAWARE LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of dollars)

	Potomac Delaware Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Delaware Leasing Corporation Parent*	Potomac Equipment Leasing Corp.*	Potomac Leasing Associates, LP*
CURRENT ASSETS					
Cash and cash equivalents					
Marketable securities					
Accounts receivable, less allowance for uncollectible accounts					
Intercompany Accounts receivable					
Intercompany notes receivable					
Fuel, materials and supplies—at average cost					
Prepaid expenses and other					
Total Current Assets					
INVESTMENTS AND OTHER ASSETS					
Goodwill					
Regulatory assets, net					
Intercompany investment					
Investment in finance leases					
Prepaid pension expense					
Other					
Total Investments and Other Assets					
PROPERTY, PLANT AND EQUIPMENT					
Property, plant and equipment					
Accumulated depreciation					
Net Property, Plant and Equipment					
TOTAL ASSETS					
CURRENT LIABILITIES					
Short-term debt					
Accounts payable and accrued payroll					
Intercompany notes payable					
Capital lease obligations due within one year					
Interest and taxes accrued					
Other					
Total Current Liabilities					
DEFERRED CREDITS					
Income taxes					
Investment tax credits					
Other					
Total Deferred Credits					
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS					
Long-term debt					
Capital lease obligations					
Total Long-Term Debt and Capital Lease Obligations					
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST					
PREFERRED STOCK					
Serial preferred stock					
Redeemable serial preferred stock					
Total Preferred Stock					
COMMITMENTS AND CONTINGENCIES					
SHAREHOLDERS' EQUITY					
Common stock					
Premium on stock and other capital contributions					
Capital stock expense					
Accumulated other comprehensive loss					
Retained income					
Cost of shares of common stock in treasury					
Total Shareholders' Equity					
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL JOINT LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of dollars)

	Potomac Capital Joint Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Capital Joint Leasing Corporation Parent*	Aircraft International Management Co.*	PCI Holdings, Inc.*	PCI Nevada Investments*
CURRENT ASSETS						
Cash and cash equivalents						
Marketable securities						
Accounts receivable, less allowance for uncollectible accounts						
Intercompany Accounts receivable						
Intercompany notes receivable						
Fuel, materials and supplies—at average cost						
Prepaid expenses and other						
Total Current Assets						
INVESTMENTS AND OTHER ASSETS						
Goodwill						
Regulatory assets, net						
Intercompany investment						
Investment in finance leases						
Prepaid pension expense						
Other						
Total Investments and Other Assets						
PROPERTY, PLANT AND EQUIPMENT						
Property, plant and equipment						
Accumulated depreciation						
Net Property, Plant and Equipment						
TOTAL ASSETS						
CURRENT LIABILITIES						
Short-term debt						
Accounts payable and accrued payroll						
Intercompany accounts payable						
Intercompany notes payable						
Capital lease obligations due within one year						
Interest and taxes accrued						
Other						
Total Current Liabilities						
DEFERRED CREDITS						
Income taxes						
Investment tax credits						
Other						
Total Deferred Credits						
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS						
Long-term debt						
Capital lease obligations						
Total Long-Term Debt and Capital Lease Obligations						
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST						
PREFERRED STOCK						
Serial preferred stock						
Redeemable serial preferred stock						
Total Preferred Stock						
COMMITMENTS AND CONTINGENCIES						
SHAREHOLDERS' EQUITY						
Common stock						
Premium on stock and other capital contributions						
Capital stock expense						
Accumulated other comprehensive loss						
Retained income						
Cost of shares of common stock in treasury						
Total Shareholders' Equity						
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of dollars)

	Pepco Enterprises, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Enterprises, Inc. Parent*	W.A. Chester LLC*	Severn Cable LLC*
CURRENT ASSETS					
Cash and cash equivalents					
Marketable securities					
Accounts receivable, less allowance for uncollectible accounts					
Intercompany Accounts receivable					
Intercompany notes receivable					
Fuel, materials and supplies—at average cost					
Prepaid expenses and other					
Total Current Assets					
INVESTMENTS AND OTHER ASSETS					
Goodwill					
Regulatory assets, net					
Investment in finance leases					
Prepaid pension expense					
Other					
Total Investments and Other Assets					
PROPERTY, PLANT AND EQUIPMENT					
Property, plant and equipment					
Accumulated depreciation					
Net Property, Plant and Equipment					
TOTAL ASSETS					
CURRENT LIABILITIES					
Short-term debt					
Accounts payable and accrued payroll					
Capital lease obligations due within one year					
Interest and taxes accrued					
Other					
Total Current Liabilities					
DEFERRED CREDITS					
Income taxes					
Investment tax credits					
Other					
Total Deferred Credits					
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS					
Long-term debt					
Capital lease obligations					
Total Long-Term Debt and Capital Lease Obligations					
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST					
PREFERRED STOCK					
Serial preferred stock					
Redeemable serial preferred stock					
Total Preferred Stock					
COMMITMENTS AND CONTINGENCIES					
SHAREHOLDERS' EQUITY					
Common stock					
Premium on stock and other capital contributions					
Capital stock expense					
Accumulated other comprehensive loss					
Retained income					
Cost of shares of common stock in treasury					
Total Shareholders' Equity					
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
December 31, 2002
(Millions of dollars)

	Pepco Communications, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Communications, Inc. Parent*	Pepco Communications, LLC*
CURRENT ASSETS				
Cash and cash equivalents				
Marketable securities				
Accounts receivable, less allowance for uncollectible accounts				
Intercompany notes Receivable				
Fuel, materials and supplies—at average cost				
Prepaid expenses and other				
Total Current Assets				
INVESTMENTS AND OTHER ASSETS				
Goodwill				
Regulatory assets, net				
Investment in finance leases				
Prepaid pension expense				
Investment in Consolidated companies				
Other				
Total Investments and Other Assets				
PROPERTY, PLANT AND EQUIPMENT				
Property, plant and equipment				
Accumulated depreciation				
Net Property, Plant and Equipment				
TOTAL ASSETS				
CURRENT LIABILITIES				
Short-term debt				
Intercompany Payable from Associated Companies				
Accounts payable and accrued payroll				
Capital lease obligations due within one year				
Interest and taxes accrued				
Other				
Total Current Liabilities				
DEFERRED CREDITS				
Income taxes				
Investment tax credits				
Other				
Total Deferred Credits				
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS				
Long-term debt				
Capital lease obligations				
Total Long-Term Debt and Capital Lease Obligations				
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST				
PREFERRED STOCK				
Serial preferred stock				
Redeemable serial preferred stock				
Total Preferred Stock				
COMMITMENTS AND CONTINGENCIES				
SHAREHOLDERS' EQUITY				
Common stock				
Premium on stock and other capital contributions				
Capital stock expense				
Accumulated other comprehensive loss				
Retained income				
Cost of shares of common stock in treasury				
Total Shareholders' Equity				
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of Dollars)

	Conectiv Consolidated	Eliminations Reclasses & Consolidations	Conectiv Parent	Delmarva Power & Light Company Consolidated	Atlantic City Electric Company Consolidated	Conectiv Properties and Investments, Inc. Consolidated*	Conectiv Energy Holding Company Consolidated*	Atlantic Southern Properties, Inc.*	Conectiv Communications, Inc. Consolidated (Parent only)*	Conectiv Solutions LLC Consolidated*	Atlantic Generation, Inc. Consolidated *
CURRENT ASSETS											
Cash and cash equivalents	$ 66.8	$ (431.9)	$ -	$ 109.7	$ 247.1						
Marketable securities	1.2	-	0.4	-	-						
Accounts receivable, less allowance for uncollectible accounts	668.6	(3.3)	2.3	168.7	159.0						
Accounts receivable from associated companies	-	(3.4)	1.9	-	-						
Notes receivable from associated companies	-	(12.0)	-	-	-						
Fuel, materials and supplies—at average cost	123.1	-	-	25.4	30.0						
Prepaid expenses and other	27.3	(84.1)	42.6	15.6	22.8						
Total Current Assets	887.0	(534.7)	47.2	319.4	458.9						
INVESTMENTS AND OTHER ASSETS											
Goodwill	313.1	261.3	-	48.5	-						
Regulatory assets, net	1,191.4	0.1	-	99.3	1,092.0						
Investment in consolidated companies	-	(2,149.0)	2,130.6	-	-						
Investment in finance leases	-	-	-	-	-						
Prepaid pension expense	96.5	(103.2)	-	192.8	-						
Other	173.8	-	2.1	17.9	34.1						
Total Investments and Other Assets	1,774.6	(1,990.8)	2,132.7	358.5	1,126.1						
PROPERTY, PLANT AND EQUIPMENT											
Property, plant and equipment	5,995.4	0.1	-	2,120.5	1,836.0						
Accumulated depreciation	(2,025.8)	0.1	-	(824.0)	(756.2)						
Net Property, Plant and Equipment	3,969.6	0.2	-	1,296.5	1,079.8						
TOTAL ASSETS	$ 6,631.4	$ (2,525.3)	$ 2,179.9	$ 1,974.4	$ 2,664.8						
CURRENT LIABILITIES											
Short-term debt	$ 1,404.2	$ 164.2	$ 250.0	$ 192.0	$ 107.2						
Accounts payable and accrued payroll	368.1	27.9	-	66.3	75.1						
Accounts payable to associated companies	-	(31.2)	-	17.5	12.9						
Notes payable to associated companies		(608.1)	231.2	-	-						
Capital lease obligations due within one year	0.2	-	-	0.2	-						
Interest and taxes accrued	15.2	(74.2)	-	48.3	16.8						
Derivative Intruments	88.6	-	-	-	-						
Other	166.8	(4.1)	1.3	61.8	77.3						
Total Current Liabilities	2,043.1	(525.5)	482.5	386.1	289.3						
DEFERRED CREDITS											
Income taxes	946.4	(51.9)	1.1	364.3	508.2						
Investment tax credits	46.3	-	-	13.6	26.5						
Other postretirement benefits obligation	84.3	38.0	-	-	38.9						
Other	147.2	(35.7)	-	57.7	89.9						
Total Deferred Credits	1,224.2	(49.6)	1.1	435.6	663.5						
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS											
Long-term debt	1,824.3	0.1	350.0	482.6	991.6						
Capital lease obligations	0.6		-	0.6	-						
Total Long-Term Debt and Capital Lease Obligations	1,824.9	0.1	350.0	483.2	991.6						
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST	165.0		-	70.0	95.0						
PREFERRED STOCK											
Serial preferred stock	-	(21.7)	-	21.7	-						
Redeemable serial preferred stock	27.9	(13.3)	-	-	6.2						
Total Preferred Stock	27.9	(35.0)	-	21.7	6.2						
COMMITMENTS AND CONTINGENCIES											
SHAREHOLDERS' EQUITY											
Common stock	-	(55.0)	-	-	55.0						
Class A Common stock	-		-	-	-						
Premium on stock and other capital contributions	1,130.8	(1,472.7)	1,130.8	223.5	411.5						
Capital stock expense	(7.0)	11.3	(7.0)	(10.1)	(1.2)						
Accumulated other comprehensive loss	-	-	-	-	-						
Retained income	222.5	(398.9)	222.5	364.4	153.9						
Cost of shares of common stock in treasury	-		-	-	-						
Total Shareholders' Equity	1,346.3	(1,915.3)	1,346.3	577.8	619.2						
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,631.4	$ (2,525.3)	$ 2,179.9	$ 1,974.4	$ 2,664.8						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

DELMARVA POWER & LIGHT COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of Dollars)

	Delmarva Power & Light Company Consolidated	Eliminations Reclasses & Consolidations	Delmarva Power & Light Company Parent	Delmarva Power Financing I
CURRENT ASSETS				
Cash and cash equivalents	$ 109.7	$ -	$ 109.7	$ -
Marketable securities	-	-	-	-
Accounts receivable, net	168.7	-	168.7	-
Accounts receivable from associated companies	-	-	-	-
Notes receivable from associated companies	-	-	-	-
Fuel and materials	25.4	-	25.4	-
Prepaid expenses and other	15.6	5.4	10.2	-
Total Current Assets	319.4	5.4	314.0	-
INVESTMENTS AND OTHER ASSETS				
Goodwill	48.5	-	48.5	-
Regulatory assets	99.3	-	99.3	-
Investment in consolidated companies	-	(74.3)	2.2	72.1
Prepaid pension expense	192.8	-	192.8	-
Other investments	17.9	-	17.9	-
Total Investments and Other Assets	358.5	(74.3)	360.7	72.1
PROPERTY, PLANT AND EQUIPMENT				
Property, plant and equipment	2,120.5	-	2,120.5	-
Accumulated depreciation	(824.0)	-	(824.0)	-
Net Property, Plant and Equipment	1,296.5	-	1,296.5	-
TOTAL ASSETS	$ 1,974.4	$ (68.9)	$ 1,971.2	$ 72.1
CURRENT LIABILITIES				
Short-term debt	$ 192.0	$ -	$ 192.0	$ -
Accounts payable	66.3	-	66.3	-
Accounts payable to associated companies	17.5	-	17.5	-
Notes payable to associated companies	-	-	-	-
Current capital lease obligation	0.2	-	0.2	-
Interest and taxes accrued	48.3	-	48.3	-
Derivative instruments	-	-	-	-
Other	61.8	-	61.8	-
Total Current Liabilities	386.1	-	386.1	-
DEFERRED CREDITS				
Deferred income taxes, net	364.3	5.4	358.9	-
Deferred investment tax credits	13.6	-	13.6	-
Other Postretirement benefits obligation	-	-	-	-
Other	57.7	-	57.7	-
Total Deferred Credits	435.6	5.4	430.2	-
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS				
Long term debt	482.6	-	482.6	-
Advances from associated companies	-	(72.2)	72.2	-
Capital lease obligations	0.6	-	0.6	-
Total Long-Term Debt and Capital Lease Obligations	483.2	(72.2)	555.4	-
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST	70.0	-	-	70.0
PREFERRED STOCK				
Serial preferred stock	21.7	-	21.7	-
Redeemable serial preferred stock	-	-	-	-
Total Preferred Stock	21.7	-	21.7	-
COMMITMENTS AND CONTINGENCIES				
SHAREHOLDERS' EQUITY				
Common stock	-	(2.1)	-	2.1
Class A common stock	-	-	-	-
Premium on stock and other capital contributions	223.5	-	223.5	-
Capital Stock Expense	(10.1)	-	(10.1)	-
Retained income	364.4	-	364.4	-
Total Shareholders Equity	577.8	(2.1)	577.8	2.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,974.4	$ (68.9)	$ 1,971.2	$ 72.1

ATLANTIC CITY ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of Dollars)

	Atlantic City Electric Company Consolidated	Eliminations Reclasses & Consolidations	Atlantic City Electric Company Parent	Atlantic Capital I	Atlantic Capital II	Atlantic City Electric Transition Funding LLC
CURRENT ASSETS						
Cash and cash equivalents	$ 247.1	$ -	$ 247.1	$ -	$ -	$ -
Marketable securities	-	-	-	-	-	-
Accounts receivable, net	159.0	-	159.0	-	-	-
Accounts receivable from associated companies	-	(12.7)	-	-	-	12.7
Notes receivable from associated companies	-	-	-	-	-	-
Fuel and materials	30.0	-	30.0	-	-	-
Prepaid expenses and other	22.8	-	22.8	-	-	-
Total Current Assets	458.9	(12.7)	458.9	-	-	12.7
INVESTMENTS AND OTHER ASSETS						
Goodwill	-	-	-	-	-	-
Regulatory assets	1,092.0	-	671.2	-	-	420.8
Investment in consolidated companies	-	(103.1)	5.1	72.2	25.8	-
Prepaid pension costs	-	-	-	-	-	-
Other investments	34.1	-	25.0	-	-	9.1
Total Investments and Other Assets	1,126.1	(103.1)	701.3	72.2	25.8	429.9
PROPERTY, PLANT AND EQUIPMENT						
Property, plant and equipment	1,836.0	-	1,836.0	-	-	-
Accumulated depreciation	(756.2)	-	(756.2)	-	-	-
Net Property, Plant and Equipment	1,079.8	-	1,079.8	-	-	-
TOTAL ASSETS	$ 2,664.8	$ (115.8)	$ 2,240.0	$ 72.2	$ 25.8	$ 442.6
CURRENT LIABILITIES						
Short-term debt	$ 107.2	$ -	$ 92.7	$ -	$ -	$ 14.5
Accounts payable	75.1	-	75.1	-	-	-
Accounts payable from associated companies	12.9	(12.7)	25.6	-	-	-
Notes payable to associated companies	-	-	-	-	-	-
Current capital lease obligation	-	-	-	-	-	-
Interest and taxes accrued	16.8	-	16.2	-	-	0.6
Derivative instruments	-	-	-	-	-	-
Other	77.3	-	77.3	-	-	-
Total Current Liabilities	289.3	(12.7)	286.9	-	-	15.1
DEFERRED CREDITS						
Deferred income taxes, net	508.2	-	508.2	-	-	-
Deferred investment tax credits	26.5	-	26.5	-	-	-
Pension benefit obligation	46.6	-	46.6	-	-	-
Other postretirement benefits obligation	38.9	-	38.9	-	-	-
Other	43.3	-	43.3	-	-	-
Total Deferred Credits	663.5	-	663.5	-	-	-
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS						
Long term debt	991.6	-	566.3	-	-	425.3
Advances from associated companies	-	(97.9)	97.9	-	-	-
Capital lease obligations	-	-	-	-	-	-
Total Long-Term Debt and Capital Lease Obligations	991.6	(97.9)	664.2	-	-	425.3
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST	95.0	-	-	70.0	25.0	-
PREFERRED STOCK						
Serial preferred stock	-	-	-	-	-	-
Redeemable serial preferred stock	6.2	-	6.2	-	-	-
Total Preferred Stock	6.2	-	6.2	-	-	-
COMMITMENTS AND CONTINGENCIES						
SHAREHOLDERS' EQUITY						
Common stock	55.0	(3.0)	55.0	2.2	0.8	-
Class A common stock	-	-	-	-		-
Premium on stock and other capital contributions	411.5	(2.2)	411.5	-	-	2.2
Capital stock expense	(1.2)	-	(1.2)	-	-	-
Retained income	153.9	-	153.9	-	-	-
Total Shareholders Equity	619.2	(5.2)	619.2	2.2	0.8	2.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,664.8	$ (115.8)	$ 2,240.0	$ 72.2	$ 25.8	$ 442.6

CONECTIV PROPERTIES AND INVESTMENTS, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of Dollars)

	Conectiv Properties and Investments, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Properties and Investments, Inc. Parent*	DCI II, Inc.*	DCTC- Burney, Inc.*
CURRENT ASSETS					
Cash and cash equivalents					
Marketable securities					
Accounts receivable, net					
Accounts receivable from associated companies					
Notes receivable from associated companies					
Fuel and materials					
Prepaid expenses and other					
Total Current Assets					
INVESTMENTS AND OTHER ASSETS					
Goodwill					
Regulatory assets					
Investment in consolidated companies					
Prepaid pension expense					
Other investments					
Total Investments and Other Assets					
PROPERTY, PLANT AND EQUIPMENT					
Property, plant and equipment					
Accumulated depreciation					
Net Property, Plant and Equipment					
TOTAL ASSETS					
CURRENT LIABILITIES					
Short-term debt					
Accounts payable					
Accounts payable to associated companies					
Notes payable to associated companies					
Current capital lease obligation					
Interest and Taxes accrued					
Derivative instruments					
Other					
Total Current Liabilities					
DEFERRED CREDITS					
Deferred income taxes, net					
Deferred investment tax credits					
Other postretirement benefits obligation					
Other					
Total Deferred Credits					
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS					
Long term debt					
Advances from associated companies					
Capital lease obligations					
Total Long-Term Debt and Capital Lease Obligations					
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST					
PREFERRED STOCK					
Serial preferred stock					
Redeemable serial preferred stock					
Total Preferred Stock					
COMMITMENTS AND CONTINGENCIES					
SHAREHOLDERS' EQUITY					
Common stock					
Class A common stock					
Premium on stock and other capital contributions					
Capital stock expense					
Retained income					
Total Shareholders Equity					
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV ENERGY HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of Dollars)

	Conectiv Energy Holding Company Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Energy Holding Company Parent*	Conectiv Energy Supply, Inc.*	Conectiv Operating Services Company*	ACE REIT, Inc.*	Conectiv Atlantic Generation, LLC*	Conectiv Bethlehem, LLC*	Conectiv Delmarva Generation, Inc.*	Conectiv Mid-Merit, Inc.*	Conectiv Pennsylania Generation, Inc.*
CURRENT ASSETS											
Cash and cash equivalents											
Marketable securities											
Accounts receivable, net											
Accounts receivable from associated companies											
Notes receivable											
Fuel and materials											
Prepaid expenses and other											
Total Current Assets											
INVESTMENTS AND OTHER ASSETS											
Goodwill											
Regulatory assets											
Investments in consolidated companies											
Prepaid pension expense											
Other investments											
Total Investments and Other Assets											
PROPERTY, PLANT AND EQUIPMENT											
Property, plant and equipment											
Accumulated depreciation											
Net Property Plant and Equipment											
TOTAL ASSETS											
CURRENT LIABILITIES											
Short-term debt											
Accounts payable											
Accounts payable to associated companies											
Notes payable to associated companies											
Current capital lease obligation											
Interest and taxes accrued											
Derivative instruments											
Other											
Total Current Liabilities											
DEFERRED CREDITS											
Deferred income taxes, net											
Deferred investment tax credits											
Other postretirement benefits obligation											
Other											
Total Deferred Credits											
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS											
Long term debt											
Capital lease obligations											
Total Long-Term Debt and Capital Lease Obligations											
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST											
PREFERRED STOCK											
Serial preferred stock											
Redeemable serial preferred stock											
Total Preferred Stock											
COMMITMENTS AND CONTINGENCIES											
SHAREHOLDERS' EQUITY											
Common stock											
Class A common stock											
Premium on stock and other capital contributions											
Capital stock expense											
Accumulated other comprehensive loss											
Retained income											
Total Shareholders Equity											
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY											

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of Dollars)

	Conectiv Solutions LLC Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Solutions LLC Parent*	ATE Investment, Inc. Consolidated*	Eliminations Reclasses & Consolidations	ATE Investment, Inc. Parent*
CURRENT ASSETS						
Cash and cash equivalents						
Marketable securities						
Accounts receivable, net						
Accounts receivable from associated companies						
Notes receivable						
Fuel and materials						
Prepaid expenses and other						
Total Current Assets						
INVESTMENTS AND OTHER ASSETS						
Goodwill						
Regulatory assets						
Investments in consolidated companies						
Prepaid pension expense						
Other investments						
Total Investments and Other Assets						
PROPERTY, PLANT AND EQUIPMENT						
Property, plant and equipment						
Accumulated depreciation						
Net Property Plant and Equipment						
TOTAL ASSETS						
CURRENT LIABILITIES						
Short-term debt						
Accounts payable						
Accounts payable to associated companies						
Notes payable to associated companies						
Current capital lease obligation						
Interest and taxes accrued						
Derivative instruments						
Other						
Total Current Liabilities						
DEFERRED CREDITS						
Deferred income taxes, net						
Deferred investment tax credits						
Other postretirement benefits obligation						
Other						
Total Deferred Credits						
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS						
Long term debt						
Capital lease obligations						
Total Long-Term Debt and Capital Lease Obligations						
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST						
PREFERRED STOCK						
Serial preferred stock						
Redeemable serial preferred stock						
Total Preferred Stock						
COMMITMENTS AND CONTINGENCIES						
SHAREHOLDERS' EQUITY						
Common stock						
Class A common stock						
Premium on stock and other capital contributions						
Capital stock expense						
Accumulated other comprehensive loss						
Retained deficit						
Total Shareholders Equity						
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of Dollars)

	King Street Assurance Ltd*	Conectiv Services, Inc. Consolidated*
CURRENT ASSETS		
Cash and cash equivalents		
Marketable securities		
Accounts receivable, net		
Accounts receivable from associated companies		
Notes receivable		
Fuel and materials		
Prepaid expenses and other		
Total Current Assets		
INVESTMENTS AND OTHER ASSETS		
Goodwill		
Regulatory assets		
Investments in consolidated companies		
Prepaid pension expense		
Other investments		
Total Investments and Other Assets		
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment		
Accumulated depreciation		
Net Property Plant and Equipment		
TOTAL ASSETS		
CURRENT LIABILITIES		
Short-term debt		
Accounts payable		
Accounts payable to associated companies		
Notes payable to associated companies		
Current capital lease obligation		
Interest and taxes accrued		
Derivative instruments		
Other		
Total Current Liabilities		
DEFERRED CREDITS		
Deferred income taxes, net		
Deferred investment tax credits		
Other postretirement benefits obligation		
Other		
Total Deferred Credits		
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS		
Long term debt		
Capital lease obligations		
Total Long-Term Debt and Capital Lease Obligations		
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST		
PREFERRED STOCK		
Serial preferred stock		
Redeemable serial preferred stock		
Total Preferred Stock		
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Common stock		
Class A common stock		
Premium on stock and other capital contributions		
Capital stock expense		
Accumulated other comprehensive loss		
Retained deficit		
Total Shareholders Equity		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of Dollars)

	Conectiv *Services, Inc.* Consolidated*	Eliminations *Reclasses &* Consolidations	Conectiv *Services, Inc.* Parent*	Conectiv *Plumbing,* L.L.C.*	Conectiv Thermal *Systems, Inc.* Consolidated*
CURRENT ASSETS					
Cash and cash equivalents					
Marketable securities					
Accounts receivable, net					
Accounts receivable from associated companies					
Notes receivable					
Fuel and materials					
Prepaid expenses and other					
Total Current Assets					
INVESTMENTS AND OTHER ASSETS					
Goodwill					
Regulatory assets					
Investments in consolidated companies					
Prepaid pension expense					
Other investments					
Total Investments and Other Assets					
PROPERTY, PLANT AND EQUIPMENT					
Property, plant and equipment					
Accumulated depreciation					
Net Property Plant and Equipment					
TOTAL ASSETS					
CURRENT LIABILITIES					
Short-term debt					
Accounts payable					
Accounts payable to associated companies					
Notes payable to associated companies					
Current capital lease obligation					
Interest and taxes accrued					
Derivative instruments					
Other					
Total Current Liabilities					
DEFERRED CREDITS					
Deferred income taxes, net					
Deferred investment tax credits					
Other postretirement benefits obligation					
Other					
Total Deferred Credits					
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS					
Long term debt					
Capital lease obligations					
Total Long-Term Debt and Capital Lease Obligations					
COMPANY OBLIGATED MANDATORILY REDEEMABLE					
PR Redeemable Trust Preferred					
PREFERRED STOCK					
Serial preferred stock					
Redeemable serial preferred stock					
Total Preferred Stock					
COMMITMENTS AND CONTINGENCIES					
SHAREHOLDERS' EQUITY					
Common stock					
Class A common stock					
Premium on stock and other capital contributions					
Capital stock expense					
Retained deficit					
Total Shareholders Equity					
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV THERMAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of Dollars)

	Conectiv Thermal Systems, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Thermal Systems, Inc. Parent*	ATS Operating Services, Inc.*	AtlanticJersey Thermal Systems, Inc.*	Thermal Energy Limited Partnership*
CURRENT ASSETS						
Cash and cash equivalents						
Marketable securities						
Accounts receivable, net						
Accounts receivable from associated companies						
Notes receivable						
Fuel and materials						
Prepaid expenses and other						
Total Current Assets						
INVESTMENTS AND OTHER ASSETS						
Goodwill						
Regulatory assets						
Investments in consolidated companies						
Prepaid pension expense						
Other investments						
Total Investments and Other Assets						
PROPERTY, PLANT AND EQUIPMENT						
Property, plant and equipment						
Accumulated depreciation						
Net Property Plant and Equipment						
TOTAL ASSETS						
CURRENT LIABILITIES						
Short-term debt						
Accounts payable						
Accounts payable to associated companies						
Notes payable to associated companies						
Current capital lease obligation						
Interest and taxes accrued						
Derivative instruments						
Other						
Total Current Liabilities						
DEFERRED CREDITS						
Deferred income taxes, net						
Deferred investment tax credits						
Other postretirement benefits obligation						
Other						
Total Deferred Credits						
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS						
Long term debt						
Capital lease obligations						
Total Long-Term Debt and Capital Lease Obligations						
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST						
PREFERRED STOCK						
Serial preferred stock						
Redeemable serial preferred stock						
Total Preferred Stock						
COMMITMENTS AND CONTINGENCIES						
SHAREHOLDERS' EQUITY						
Common stock						
Class A common stock						
Premium on stock and other capital contributions						
Capital stock expense						
Retained deficit						
Total Shareholders Equity						
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

ATLANTIC GENERATION, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2002
(Millions of Dollars)

	Atlantic Generation Inc. Consolidated*	Eliminations Reclasses & Consolidations	Atlantic Generation Inc. Parent	Vineland Ltd., Inc.*	Vineland General, Inc.*	Binghampton Limited, Inc.*	Binghampton General, Inc.*	Pedrick General, Inc.*
CURRENT ASSETS								
Cash and cash equivalents								
Marketable securities								
Accounts receivable, net								
Accounts receivable from associated companies								
Notes receivable								
Fuel and materials								
Prepaid expenses and other								
Total Current Assets								
INVESTMENTS AND OTHER ASSETS								
Goodwill								
Regulatory assets								
Investments in consolidated companies								
Prepaid pension expense								
Other investments								
Total Investments and Other Assets								
PROPERTY, PLANT AND EQUIPMENT								
Property, plant and equipment								
Accumulated depreciation								
Net Property Plant and Equipment								
TOTAL ASSETS								
CURRENT LIABILITIES								
Short-term debt								
Accounts payable								
Accounts payable to associated companies								
Notes payable to associated companies								
Current capital lease obligation								
Interest and taxes accrued								
Derivative instruments								
Other								
Total Current Liabilities								
DEFERRED CREDITS								
Deferred income taxes, net								
Deferred investment tax credits								
Other postretirement benefits obligation								
Other								
Total Deferred Credits								
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS								
Long term debt								
Capital lease obligations								
Total Long-Term Debt and Capital Lease Obligations								
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST								
PREFERRED STOCK								
Serial preferred stock								
Re Total Preferred Stock								
COMMITMENTS AND CONTINGENCIES								
SHAREHOLDERS' EQUITY								
Common stock								
Class A common stock								
Premium on stock and other capital contributions								
Capital stock expense								
Retained deficit								
TTOTAL LIABILITIES AND SHAREHOLDERS' EQUITY								
Total Capitalization and Liabilities								

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of Dollars)

	Total Pepco Holdings, Inc.	Eliminations Reclasses & Consolidations	Pepco Holdings, Inc. Parent	Potomac Electric Power Company Consolidated	Conectiv Consolidated
Net income	$ 210.5	$ (106.6)	$ 118.7	$ 134.1	$ 43.7
Adjustments to reconcile net income to net cash from (used by) operating activities:					
Depreciation and amortization	239.8	(5.9)	2.7	153.3	79.0
Equity in loss (earnings) of subsidiaries	-		(138.1)		
Gain on divestiture of generation assets	-	-	-	-	-
Deferred income taxes	-	(319.5)	-	87.1	127.9
Impairment losses	-	-	-	-	-
Changes in:	-	-	-	-	-
Accounts receivable	(75.3)	110.5	(1.5)	9.6	(125.8)
Regulatory assets, net	34.8	9.1	-	25.7	-
Prepaid expenses	74.1	32.1	-	14.0	31.3
Accounts payable and accrued payroll	165.9	(41.5)	9.2	12.5	168.5
Interest and taxes accrued, including Federal income tax refund	(57.1)	(50.9)	21.5	73.6	(110.3)
Net other operating activities, including divestiture related items in	-	(34.6)	-	-	34.6
2001 and 2000	212.8	218.5	65.0	(48.6)	(12.5)
Net Cash From (Used By) Operating Activities	805.5	(188.8)	77.5	461.3	236.4
INVESTING ACTIVITIES					
Acquisition of Conectiv, net of cash acquired	(1,075.6)	59.1	(1,134.7)	-	-
Net investment in property, plant and equipment	(503.8)	2.6	(11.4)	(194.7)	(297.4)
Proceeds from/changes in:	-	-	-	-	-
Divestiture of generation assets	-	-	-	-	-
Purchase of leveraged leases	(319.6)	(12.4)	-	(111.6)	-
Sales of marketable securities, net of purchases	1.4	8.4	-	2.2	-
Purchases of other investments, net of sales	(17.7)	(7.1)	-	(15.4)	-
Sale of aircraft	4.0	(11.8)	-	4.1	11.7
Net other investing activities	(9.1)	16.8	-	(8.9)	(9.2)
Net Cash (Used By) From Investing Activities	(1,920.4)	55.6	(1,146.1)	(324.3)	(294.9)
FINANCING ACTIVITIES					
Dividends paid on preferred and common stock	(135.3)	456.6	(54.4)	(494.9)	(42.6)
Redemption of preferred stock	(9.9)	-	-	(2.0)	(7.9)
Issuance of common stock	105.7	-	105.7	-	-
Reacquisition of the Company's common stock	(2.2)	-	-	(2.2)	-
Issuances of long-term debt	1,974.2	(34.4)	1,500.0	34.3	440.0
Reacquisitions of long-term debt	(415.2)	37.5	-	(128.4)	(242.8)
Notes payable to (receivable from) associated companies	-	14.7	(901.8)	-	596.1
Repayments of short-term debt, net of issuances	(684.8)	(9.5)	149.0	(43.2)	(671.2)
Cost of issuances and financings	(130.4)	(5.5)	(119.6)	-	(5.3)
Net other financing activities	(3.9)	(396.0)	395.3	(2.2)	(0.1)
Net Cash From (Used By) Financing Activities	698.2	63.4	1,074.2	(638.6)	66.2
Net (Decrease) Increase In Cash and Cash Equivalents	(416.7)	68.3	5.6	(501.6)	7.7
Cash and Cash Equivalents at Beginning of Period	515.5	(68.3)	-	515.5	59.1
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 98.8	$ -	$ 5.6	$ 13.9	$ 66.8

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of Dollars)

	Pepco Energy Services, Inc. *Consolidated**	Potamac Capital Investment Corporation *Consolidated**	Pepco Communications, Inc. *Consolidated**	PHI Service Company
Net income				$ (0.1)
Adjustments to reconcile net income to net cash from (used by) operating activities:				
Depreciation and amortization				5.4
Equity in loss (earnings) of subsidiaries				
Gain on divestiture of generation assets				-
Deferred income taxes				-
Impairment losses				-
Changes in:				-
Accounts receivable				-
Regulatory assets, net				-
Prepaid expenses				-
Accounts payable and accrued payroll				-
Interest and taxes accrued, including Federal income tax refund				-
Net other operating activities, including divestiture related items in 2001 and 2000				- (4.0)
Net Cash From (Used By) Operating Activities				1.3
INVESTING ACTIVITIES				
Acquisition of Conectiv, net of cash acquired				-
Net investment in property, plant and equipment				-
Proceeds from/changes in:				-
Divestiture of generation assets				-
Purchase of leveraged leases				-
Sales of marketable securities, net of purchases				-
Purchases of other investments, net of sales				-
Sale of aircraft				-
Net other investing activities				-
Net Cash (Used By) From Investing Activities				-
FINANCING ACTIVITIES				
Dividends paid on preferred and common stock				-
Redemption of preferred stock				-
Issuance of common stock				-
Reacquisition of the Company's common stock				-
Issuances of long-term debt				-
Reacquisitions of long-term debt				-
Notes payable to (receivable from) associated companies				-
Repayments of short-term debt, net of issuances				-
Cost of issuances and financings				-
Net other financing activities				-
Net Cash From (Used By) Financing Activities				-
Net (Decrease) Increase In Cash and Cash Equivalents				1.3
Cash and Cash Equivalents at Beginning of Period				-
CASH AND CASH EQUIVALENTS AT END OF PERIOD				$ 1.3

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC ELECTRIC POWER COMPANY
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Electric Power Company *Consolidated*	Eliminations Reclasses & *Consolidations*	Potomac Electric Power Company *Parent*	Pepco Energy Services, Inc. *Consolidated**	Potamac Capital Investment Corporation *Consolidated**	Edison Capital Reserves *Corporation**
Net income *	$ 139.1	$ (20.9)	$ 139.1			
Adjustments to reconcile net income to net cash from (used by) operating activities:						
Depreciation and amortization	153.3	-	148.4			
Gain on divestiture of generation assets	-	-	-			
Net income from subsidiaries	-	20.9	(20.9)			
Dividends from Edison Reserve Corporation	-	(462.0)	462.0			
Deferred taxes	87.1	(1.3)	47.1			
Impairment losses	-	-	-			
Changes in:						
Accounts receivable	9.6	0.1	9.6			
Regulatory assets, net	25.7	-	25.7			
Prepaid expenses	14.0	-	14.0			
Accounts payable and accrued payroll	12.5	-	(22.7)			
Interest and taxes accrued, including Federal income tax refund	73.6	-	98.5			
Net other operating activities, including divestiture related items in 2001 and 2000	(48.6)	1.1	(22.0)			
Net Cash From (Used By) Operating Activities	466.3	(462.1)	878.8			
INVESTING ACTIVITIES						
Acquisition of Conectiv, net of cash acquired	-	-	-			
Net investment in property, plant and equipment	(194.7)	-	(194.7)			
Proceeds from/changes in:						
Divestiture of generation assets	-	-	-			
Purchase of leveraged leases	(111.6)	-	-			
Sales of marketable securities, net of purchases	2.2	-	-			
Purchases of other investments, net of sales	(15.4)	(0.1)	-			
Sale of aircraft	4.1	-	-			
Net other investing activities	(8.9)	(8.9)	-			
Net Cash (Used By) From Investing Activities	(324.3)	(9.0)	(194.7)			
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock	(499.9)	460.7	(498.6)			
Redemption of preferred stock	(2.0)	-	(2.0)			
Issuance of common stock	-	-	-			
Reacquisition of the Company's common stock	(2.2)	-	(2.2)			
Issuances of long-term debt	34.3	-	34.3			
Reacquisitions of long-term debt	(128.4)	35.4	(175.9)			
Repayments of short-term debt, net of issuances	(43.2)	(35.4)	(43.2)			
Cost of issuances and financings	-	-	-			
Net other financing activities	(2.2)	1.5	(3.0)			
Net Cash From (Used By) Financing Activities	(643.6)	462.2	(690.6)			
Net (Decrease) Increase In Cash and Cash Equivalents	(501.6)	(8.9)	(6.5)			
Cash and Cash Equivalents at Beginning of Period	515.5	-	15.6			
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 13.9	$ (8.9)	$ 9.1			

Net income per stand alone financial statements differs to roll up to PHI by $5m in respect of preferred dividends. The amount rolled up has been adjsted accordingly.

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENERGY SERVICES, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Pepco Energy Services, Inc. Consolidated 5mths*	Pepco Energy Services, Inc. Consolidated 7mths*	Pepco Energy Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Energy Services, Inc. Parent*	PES Home Warranty Services of VA*
Net income						
Adjustments to reconcile net income to net cash from (used by) operating activities:						
Depreciation and amortization						
Gain on divestiture of generation assets						
Impairment losses						
Changes in:						
Accounts receivable						
Regulatory assets, net						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Net other operating activities, including divestiture related items in 2001 and 2000						
Net Cash From (Used By) Operating Activities						
INVESTING ACTIVITIES						
Acquisition of Conectiv, net of cash acquired						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Divestiture of generation assets						
Purchase of leveraged leases						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Sale of aircraft						
Net other investing activities						
Net Cash (Used By) From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash From (Used By) Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENERGY SERVICES, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Power Resources, Inc.*	PES Landfill Gas Corporation*	Other Subsidiaries	Pepco Building Services, Inc. Consolidated*
Net income				
Adjustments to reconcile net income to net cash from (used by) operating activities:				
Depreciation and amortization				
Gain on divestiture of generation assets				
Impairment losses				
Changes in:				
Accounts receivable				
Regulatory assets, net				
Prepaid expenses				
Accounts payable and accrued payroll				
Interest and taxes accrued, including Federal income tax refund				
Net other operating activities, including divestiture related items in 2001 and 2000				
Net Cash From (Used By) Operating Activities				
INVESTING ACTIVITIES				
Acquisition of Conectiv, net of cash acquired				
Net investment in property, plant and equipment				
Proceeds from/changes in:				
Divestiture of generation assets				
Purchase of leveraged leases				
Sales of marketable securities, net of purchases				
Purchases of other investments, net of sales				
Sale of aircraft				
Net other investing activities				
Net Cash (Used By) From Investing Activities				
FINANCING ACTIVITIES				
Dividends paid on preferred and common stock				
Redemption of preferred stock				
Issuance of common stock				
Reacquisition of the Company's common stock				
Issuances of long-term debt				
Reacquisitions of long-term debt				
Repayments of short-term debt, net of issuances				
Cost of issuances and financings				
Net other financing activities				
Net Cash From (Used By) Financing Activities				
Net (Decrease) Increase In Cash and Cash Equivalents				
Cash and Cash Equivalents at Beginning of Period				
CASH AND CASH EQUIVALENTS AT END OF PERIOD				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO BUILDING SERVICES, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Pepco Building Services, Inc. Consolidated*	**Eliminations Reclasses & Consolidations**	**Pepco Building Services, Inc. Parent***	**MET Electrical Testing Company, Inc.***	**Substation Testing Company, Inc.***
Net income					
Adjustments to reconcile net income to net cash from (used by) operating activities:					
Depreciation and amortization					
Gain on divestiture of generation assets					
Impairment losses					
Changes in:					
Accounts receivable					
Regulatory assets, net					
Prepaid expenses					
Accounts payable and accrued payroll					
Interest and taxes accrued, including Federal income tax refund					
Net other operating activities, including divestiture related items in 2001 and 2000					
Net Cash From (Used By) Operating Activities					
INVESTING ACTIVITIES					
Acquisition of Conectiv, net of cash acquired					
Net investment in property, plant and equipment					
Proceeds from/changes in:					
Divestiture of generation assets					
Purchase of leveraged leases					
Sales of marketable securities, net of purchases					
Purchases of other investments, net of sales					
Sale of aircraft					
Net other investing activities					
Net Cash (Used By) From Investing Activities					
FINANCING ACTIVITIES					
Dividends paid on preferred and common stock					
Redemption of preferred stock					
Issuance of common stock					
Reacquisition of the Company's common stock					
Issuances of long-term debt					
Reacquisitions of long-term debt					
Repayments of short-term debt, net of issuances					
Cost of issuances and financings					
Net other financing activities					
Net Cash From (Used By) Financing Activities					
Net (Decrease) Increase In Cash and Cash Equivalents					
Cash and Cash Equivalents at Beginning of Period					
CASH AND CASH EQUIVALENTS AT END OF PERIOD					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO BUILDING SERVICES, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Seaboard Mechanical Services, Inc.*	**Engineered Services, Inc.***	**Unitemp, Inc.***	**G&L Mechanical Services, Inc.***
Net income				
Adjustments to reconcile net income to net cash from (used by) operating activities:				
Depreciation and amortization				
Gain on divestiture of generation assets				
Impairment losses				
Changes in:				
Accounts receivable				
Regulatory assets, net				
Prepaid expenses				
Accounts payable and accrued payroll				
Interest and taxes accrued, including Federal income tax refund				
Net other operating activities, including divestiture related items in 2001 and 2000				
Net Cash From (Used By) Operating Activities				
INVESTING ACTIVITIES				
Acquisition of Conectiv, net of cash acquired				
Net investment in property, plant and equipment				
Proceeds from/changes in:				
Divestiture of generation assets				
Purchase of leveraged leases				
Sales of marketable securities, net of purchases				
Purchases of other investments, net of sales				
Sale of aircraft				
Net other investing activities				
Net Cash (Used By) From Investing Activities				
FINANCING ACTIVITIES				
Dividends paid on preferred and common stock				
Redemption of preferred stock				
Issuance of common stock				
Reacquisition of the Company's common stock				
Issuances of long-term debt				
Reacquisitions of long-term debt				
Repayments of short-term debt, net of issuances				
Cost of issuances and financings				
Net other financing activities				
Net Cash From (Used By) Financing Activities				
Net (Decrease) Increase In Cash and Cash Equivalents				
Cash and Cash Equivalents at Beginning of Period				
CASH AND CASH EQUIVALENTS AT END OF PERIOD				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potamac Capital Investment Corporation Consolidated 5mths*	Potamac Capital Investment Corporation Consolidated 7mths*	Potamac Capital Investment Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potamac Capital Investment Corporation Parent*	PCI Energy Corporation*
Net income						
Adjustments to reconcile net income to net cash from (used by) operating activities:						
Depreciation and amortization						
Undistributed loss from affiliate						
Gain on divestiture of assets						
Deferred income taxes						
Impairment losses						
Changes in:						
Accounts receivable						
Regulatory assets, net						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Net other operating activities, including divestiture related items in 2001 and 2000						
Net Cash From (Used By) Operating Activities						
INVESTING ACTIVITIES						
Acquisition of Conectiv, net of cash acquired						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Divestiture of generation assets						
Purchase of leveraged leases						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Sale of aircraft						
Net other investing activities						
Net Cash (Used By) From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash From (Used By) Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

Note 1: represents Pepco Communications' closing cash balance at July 31, 2002. The investment was transferred In August 2002 to Pepco Holdings, Inc.

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	PCI-BT Investing LLC*	Edison Place LLC*	Potomac Nevada Investment, Inc.*	PCI Netherlands Corp.*	PCI Queensland Corp.*	Potomac Capital Markets Corp.*	Potomac Aircraft Leasing Corp.*
Net income							
Adjustments to reconcile net income to net cash from (used by) operating activities:							
Depreciation and amortization							
Undistributed loss from affiliate							
Gain on divestiture of assets							
Deferred income taxes							
Impairment losses							
Changes in:							
Accounts receivable							
Regulatory assets, net							
Prepaid expenses							
Accounts payable and accrued payroll							
Interest and taxes accrued, including Federal income tax refund							
Net other operating activities, including divestiture related items in 2001 and 2000							
Net Cash From (Used By) Operating Activities							
INVESTING ACTIVITIES							
Acquisition of Conectiv, net of cash acquired							
Net investment in property, plant and equipment							
Proceeds from/changes in:							
Divestiture of generation assets							
Purchase of leveraged leases							
Sales of marketable securities, net of purchases							
Purchases of other investments, net of sales							
Sale of aircraft							
Net other investing activities							
Net Cash (Used By) From Investing Activities							
FINANCING ACTIVITIES							
Dividends paid on preferred and common stock							
Redemption of preferred stock							
Issuance of common stock							
Reacquisition of the Company's common stock							
Issuances of long-term debt							
Reacquisitions of long-term debt							
Notes payable to (receivable from) associated companies							
Repayments of short-term debt, net of issuances							
Cost of issuances and financings							
Net other financing activities							
Net Cash From (Used By) Financing Activities							
Net (Decrease) Increase In Cash and Cash Equivalents							
Cash and Cash Equivalents at Beginning of Period							
CASH AND CASH EQUIVALENTS AT END OF PERIOD							

Note 1: represents Pepco Communications' closing cash balance at July 31, 2002. The investment was transferred In August 2002 to Pepco Holdings, Inc.

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Harmans Corp.*	Harmans Building Associates*	Potomac Land Corporation*	Pepco Technologies LLC*	American Energy Corp.*	Friendly Skies, Inc. Consolidated*	AMP Funding, LLC Consolidated*
Net income							
Adjustments to reconcile net income to net cash from (used by) operating activities:							
Depreciation and amortization							
Undistributed loss from affiliate							
Gain on divestiture of assets							
Deferred income taxes							
Impairment losses							
Changes in:							
Accounts receivable							
Regulatory assets, net							
Prepaid expenses							
Accounts payable and accrued payroll							
Interest and taxes accrued, including Federal income tax refund							
Net other operating activities, including divestiture related items in 2001 and 2000							
Net Cash From (Used By) Operating Activities							
INVESTING ACTIVITIES							
Acquisition of Conectiv, net of cash acquired							
Net investment in property, plant and equipment							
Proceeds from/changes in:							
Divestiture of generation assets							
Purchase of leveraged leases							
Sales of marketable securities, net of purchases							
Purchases of other investments, net of sales							
Sale of aircraft							
Net other investing activities							
Net Cash (Used By) From Investing Activities							
FINANCING ACTIVITIES							
Dividends paid on preferred and common stock							
Redemption of preferred stock							
Issuance of common stock							
Reacquisition of the Company's common stock							
Issuances of long-term debt							
Reacquisitions of long-term debt							
Notes payable to (receivable from) associated companies							
Repayments of short-term debt, net of issuances							
Cost of issuances and financings							
Net other financing activities							
Net Cash From (Used By) Financing Activities							
Net (Decrease) Increase In Cash and Cash Equivalents							
Cash and Cash Equivalents at Beginning of Period							
CASH AND CASH EQUIVALENTS AT END OF PERIOD							

Note 1: represents Pepco Communications' closing cash balance at July 31, 2002. The investment was transferred In August 2002 to Pepco Holdings, Inc.

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Nevada Corporation Consolidated*	Pepco Enterprises, Inc. Consolidated*	Pepco Communications, Inc. Consolidated*
Net income			
Adjustments to reconcile net income to net cash from (used by) operating activities:			
Depreciation and amortization			
Undistributed loss from affiliate			
Gain on divestiture of assets			
Deferred income taxes			
Impairment losses			
Changes in:			
Accounts receivable			
Regulatory assets, net			
Prepaid expenses			
Accounts payable and accrued payroll			
Interest and taxes accrued, including Federal income tax refund			
Net other operating activities, including divestiture related items in 2001 and 2000			Note 1
Net Cash From (Used By) Operating Activities			
INVESTING ACTIVITIES			
Acquisition of Conectiv, net of cash acquired			
Net investment in property, plant and equipment			
Proceeds from/changes in:			
Divestiture of generation assets			
Purchase of leveraged leases			
Sales of marketable securities, net of purchases			
Purchases of other investments, net of sales			
Sale of aircraft			
Net other investing activities			
Net Cash (Used By) From Investing Activities			
FINANCING ACTIVITIES			
Dividends paid on preferred and common stock			
Redemption of preferred stock			
Issuance of common stock			
Reacquisition of the Company's common stock			
Issuances of long-term debt			
Reacquisitions of long-term debt			
Notes payable to (receivable from) associated companies			
Repayments of short-term debt, net of issuances			
Cost of issuances and financings			
Net other financing activities			
Net Cash From (Used By) Financing Activities			
Net (Decrease) Increase In Cash and Cash Equivalents			
Cash and Cash Equivalents at Beginning of Period			
CASH AND CASH EQUIVALENTS AT END OF PERIOD			

Note 1: represents Pepco Communications' closing cash balance at July 31, 2002. The investment was transferred In August 2002 to Pepco Holdings, Inc.

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

FRIENDLY SKIES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Friendly Skies, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Friendly Skies, Inc. Parent*	PCI Air Management Corporation*
Net income				
Adjustments to reconcile net income to net cash from (used by) operating activities:				
Depreciation and amortization				
Undistributed loss from affiliate				
Gain on divestiture of generation assets				
Deferred income taxes				
Impairment losses				
Changes in:				
Accounts receivable				
Regulatory assets, net				
Prepaid expenses				
Accounts payable and accrued payroll				
Interest and taxes accrued, including Federal income tax refund				
Net other operating activities, including divestiture related items in 2001 and 2000				
Net Cash From (Used By) Operating Activities				
INVESTING ACTIVITIES				
Acquisition of Conectiv, net of cash acquired				
Net investment in property, plant and equipment				
Proceeds from/changes in:				
Divestiture of generation assets				
Purchase of leveraged leases				
Sales of marketable securities, net of purchases				
Purchases of other investments, net of sales				
Sale of aircraft				
Net other investing activities				
Net Cash (Used By) From Investing Activities				
FINANCING ACTIVITIES				
Dividends paid on preferred and common stock				
Redemption of preferred stock				
Issuance of common stock				
Reacquisition of the Company's common stock				
Issuances of long-term debt				
Reacquisitions of long-term debt				
Notes payable to (receivable from) associated companies				
Repayments of short-term debt, net of issuances				
Cost of issuances and financings				
Net other financing activities				
Net Cash From (Used By) Financing Activities				
Net (Decrease) Increase In Cash and Cash Equivalents				
Cash and Cash Equivalents at Beginning of Period				
CASH AND CASH EQUIVALENTS AT END OF PERIOD				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

AMP FUNDING, LLC AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	AMP Funding, LLC Consolidated*	Eliminations Reclasses & Consolidations	AMP Funding, LLC Parent*	RAMP Investments, LLC*	PCI Air Management Partners, LLC*	PCI Ever, Inc.*
Net income						
Adjustments to reconcile net income to net cash from (used by) operating activities:						
Depreciation and amortization						
Undistributed loss from affiliate						
Gain on divestiture of assets						
Deferred income taxes						
Impairment losses						
Changes in:						
Accounts receivable						
Regulatory assets, net						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Net other operating activities, including divestiture related items in 2001 and 2000						
Net Cash From (Used By) Operating Activities						
INVESTING ACTIVITIES						
Acquisition of Conectiv, net of cash acquired						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Divestiture of generation assets						
Purchase of leveraged leases						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Sale of aircraft						
Net other investing activities						
Net Cash (Used By) From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash From (Used By) Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC NEVADA CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potamac Nevada Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potamac Nevada Corporation Parent*	Potomac Capital Joint Leasing Corporation Consolidated*	Potomac Nevada Leasing Corporation*	PCI Engine Trading, Ltd.*	Potomac Delaware Leasing Corporation Consolidated*
Net income							
Adjustments to reconcile net income to net cash from (used by) operating activities:							
Depreciation and amortization							
Undistributed loss from affiliate							
Gain on divestiture of generation assets							
Deferred income taxes							
Impairment losses							
Changes in:							
Accounts receivable							
Regulatory assets, net							
Prepaid expenses							
Accounts payable and accrued payroll							
Interest and taxes accrued, including Federal income tax refund							
Net other operating activities, including divestiture related items in 2001 and 2000							
Net Cash From (Used By) Operating Activities							
INVESTING ACTIVITIES							
Acquisition of Conectiv, net of cash acquired							
Net investment in property, plant and equipment							
Proceeds from/changes in:							
Divestiture of generation assets							
Purchase of leveraged leases							
Sales of marketable securities, net of purchases							
Purchases of other investments, net of sales							
Sale of aircraft							
Net other investing activities							
Net Cash (Used By) From Investing Activities							
FINANCING ACTIVITIES							
Dividends paid on preferred and common stock							
Redemption of preferred stock							
Issuance of common stock							
Reacquisition of the Company's common stock							
Issuances of long-term debt							
Reacquisitions of long-term debt							
Notes payable to (receivable from) associated companies							
Repayments of short-term debt, net of issuances							
Cost of issuances and financings							
Net other financing activities							
Net Cash From (Used By) Financing Activities							
Net (Decrease) Increase In Cash and Cash Equivalents							
Cash and Cash Equivalents at Beginning of Period							
CASH AND CASH EQUIVALENTS AT END OF PERIOD							

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC DELAWARE LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Delaware Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Delaware Leasing Corporation Parent*	Potomac Equipment Leasing Corp.*	Potomac Leasing Associates, LP*
Net income					
Adjustments to reconcile net income to net cash from (used by) operating activities:					
Depreciation and amortization					
Undistributed loss from affiliate					
Gain on divestiture of assets					
Deferred income taxes					
Impairment losses					
Changes in:					
Accounts receivable					
Regulatory assets, net					
Prepaid expenses					
Accounts payable and accrued payroll					
Interest and taxes accrued, including Federal income tax refund					
Net other operating activities, including divestiture related items in 2001 and 2000					
Net Cash From (Used By) Operating Activities					
INVESTING ACTIVITIES					
Acquisition of Conectiv, net of cash acquired					
Net investment in property, plant and equipment					
Proceeds from/changes in:					
Divestiture of generation assets					
Purchase of leveraged leases					
Sales of marketable securities, net of purchases					
Purchases of other investments, net of sales					
Sale of aircraft					
Net other investing activities					
Net Cash (Used By) From Investing Activities					
FINANCING ACTIVITIES					
Dividends paid on preferred and common stock					
Redemption of preferred stock					
Issuance of common stock					
Reacquisition of the Company's common stock					
Issuances of long-term debt					
Reacquisitions of long-term debt					
Notes payable to (receivable from) associated companies					
Repayments of short-term debt, net of issuances					
Cost of issuances and financings					
Net other financing activities					
Net Cash From (Used By) Financing Activities					
Net (Decrease) Increase In Cash and Cash Equivalents					
Cash and Cash Equivalents at Beginning of Period					
CASH AND CASH EQUIVALENTS AT END OF PERIOD					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL JOINT LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Capital Joint Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Capital Joint Leasing Corporation Parent*	Aircraft International Management Co.*	PCI Holdings, Inc.*	PCI Nevada Investments*
Net income						
Adjustments to reconcile net income to net cash from (used by) operating activities:						
Depreciation and amortization						
Undistributed loss from affiliate						
Gain on divestiture of assets						
Deferred income taxes						
Impairment losses						
Changes in:						
Accounts receivable						
Regulatory assets, net						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Net other operating activities, including divestiture related items in 2001 and 2000						
Net Cash From (Used By) Operating Activities						
INVESTING ACTIVITIES						
Acquisition of Conectiv, net of cash acquired						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Divestiture of generation assets						
Purchase of leveraged leases						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Sale of aircraft						
Net other investing activities						
Net Cash (Used By) From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash From (Used By) Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENTERPRISES, INC.
CONSOLIDATING STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Pepco Enterprises, Inc Consolidated*	Eliminations Reclasses & Consolidations	Pepco Enterprises, Inc Parent*	W.A. CHESTER LLC*	SEVERN CONSTRUCTION LLC*	SEVERN CABLE LLC*
Net income						
Adjustments to reconcile net income to net cash from (used by) operating activities:						
Depreciation and amortization						
Undistributed loss from affiliate						
Gain on divestiture of generation assets						
Deferred income taxes						
Impairment losses						
Changes in:						
Accounts receivable						
Regulatory assets, net						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Net other operating activities, including divestiture related items in 2001 and 2000						
Net Cash From (Used By) Operating Activities						
INVESTING ACTIVITIES						
Acquisition of Conectiv, net of cash acquired						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Divestiture of generation assets						
Purchase of leveraged leases						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Sale of aircraft						
Net other investing activities						
Net Cash (Used By) From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash From (Used By) Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO COMMUNICATIONS, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Pepco Communications, Inc. Consolidated 5mths*	Pepco Communications, Inc. Consolidated 7mths*	Pepco Communications, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Communications, Inc. Parent*	Pepco Communications, LLC*
Net income						
Adjustments to reconcile net income to net cash from (used by) operating activities:						
Depreciation and amortization						
Undistributed loss from affiliate						
Gain on divestiture of generation assets						
Deferred income taxes						
Impairment losses						
Changes in:						
Accounts receivable						
Regulatory assets, net						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Net other operating activities, including divestiture related items in 2001 and 2000						
Net Cash From (Used By) Operating Activities						
INVESTING ACTIVITIES						
Acquisition of Conectiv, net of cash acquired						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Divestiture of generation assets						
Purchase of leveraged leases						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Sale of aircraft						
Net other investing activities						
Net Cash (Used By) From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash From (Used By) Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV
CONSOLIDATING STATEMENT OF CASH FLOW
For the Year Ended December 31, 2002
(Millions of dollars)

	Conectiv Consolidated 5 mths	Conectiv Consolidated	Eliminations Reclasses & Consolidations	Conectiv Parent	Delmarva Power & Light Company Consolidated	Atlantic City Electric Company Consolidated	Conectiv Properties and Investments, Inc. Consolidated*
Net income	$ 43.7	$ 90.8	$ (126.0)	$ 90.8	$ 49.7	$ 28.2	
activities:							
Depreciation and amortization	79.0	193.0	12.4	-	82.3	69.2	
Equity in loss (earnings) of subsidiaries	-	-	126.7	(124.9)	-	-	
Gain on divestiture of generation assets	-	(15.8)	(5.3)	-	(11.6)	-	
Deferred income taxes	127.9	68.8	(44.7)	(0.8)	67.9	46.6	
Investment tax credit adjustments, net	(1.4)	-	3.1	-	(0.9)	(2.0)	
Pension expense credit	-	-	10.2	-	(10.2)	-	
Impairment losses	4.0	13.5	3.9	-	-	9.6	
Loss on sale of leveraged leases	2.1	19.7	19.7	-	-	-	
Deferred electric service costs and gas supply costs	-	(7.4)	34.4	-	-	(41.8)	
Changes in:					-	-	
Accounts receivable	(125.8)	(436.7)	(437.7)	16.9	18.1	3.3	
Inventories	(30.5)	2.9	0.2	-	4.6	1.0	
Regulatory assets, net	-	-	-	-	-	-	
Prepaid expenses	31.3	-	(42.8)	-	-	(3.1)	
Accounts payable and accrued payroll	168.5	494.4	500.2	(0.1)	(12.4)	39.0	
Interest and taxes accrued, including Federal income tax refund	(110.3)	4.7	15.2	(24.2)	(51.8)	15.4	
Other current assets and liabilities	34.6	32.3	6.0	-	(1.4)	28.5	
Other, net	13.3	23.1	(45.2)	1.6	23.3	14.0	
Net Cash From (Used By) Operating Activities	236.4	483.3	30.3	(40.7)	157.6	207.9	
INVESTING ACTIVITIES							
Acquisition of Conectiv, net of cash acquired	-	-	-	-	-	-	
Net investment in property, plant and equipment	(297.4)	(692.4)	(327.4)	-	(82.5)	(106.2)	
Proceeds from/changes in:							
Divestiture of generation assets	-	10.0	-	-	10.0	-	
Purchase of leveraged leases	-	-	(51.1)	-	-	-	
Sales of marketable securities, net of purchases	-	-	-	-	-	-	
Purchases of other investments, net of sales	-	-	9.6	-	-	-	
Proceeds from sale of other assets	11.7	44.9	31.7	-	0.8	12.4	
Net other investing activities	(9.2)	(8.8)	(18.9)	-	0.2	(2.1)	
Net Cash (Used By) From Investing Activities	(294.9)	(646.3)	(356.1)	-	(71.5)	(95.9)	
FINANCING ACTIVITIES							
Dividends paid on preferred and common stock	(42.6)	(98.2)	22.1	(20.3)	(64.5)	(35.5)	
Redemption of preferred stock	(7.9)	(20.4)	-	-	(7.9)	(12.5)	
Issuance of common stock	-	-	(1.4)	1.4	-	-	
Reacquisition of the Company's common stock	-	-	53.0	(1.7)	-	-	
Issuances of long-term debt	440.0	736.0	150.0	100.0	46.0	440.0	
Reacquisitions of long-term debt	(242.8)	(443.9)	(100.0)	-	(121.5)	(221.4)	
Notes payable to (receivable from) associated companies	596.1	596.1	79.1	331.8	-	-	
PHI money pool lendings	109.6	109.6	207.4	-	-	-	
Repayments of short-term debt, net of issuances	(780.8)	(678.0)	112.0	(744.9)	-	(45.0)	
Cost of issuances and financings	(5.3)	(24.1)	(16.0)	-	(3.3)	(4.8)	
Net other financing activities	(0.1)	(0.1)	7.8	-	(0.1)	-	
Net Cash From (Used By) Financing Activities	66.2	177.0	514.0	(333.7)	(151.3)	120.8	
Net (Decrease) Increase in Cash and Cash Equivalents	7.7	14.0	188.2	(374.4)	(65.2)	232.8	
Cash and Cash Equivalents at Beginning of Period	59.1	52.8	(620.1)	374.4	174.9	14.3	
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 66.8	$ 66.8	$ (431.9)	$ -	$ 109.7	$ 247.1	

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV
CONSOLIDATING STATEMENT OF CASH FLOW
For the Year Ended December 31, 2002
(Millions of dollars)

	Conectiv Energy Holding Company Consolidated*	Atlantic Southern Properties, Inc.*	Conectiv Communications, Inc. Consolidated (Parent only)*	Conectiv Resource Partners, Inc.*	Conectiv Solutions LLC Consolidated*	Atlantic Generation, Inc. Consolidated*
Net income						
activities:						
Depreciation and amortization						
Equity in loss (earnings) of subsidiaries						
Gain on divestiture of generation assets						
Deferred income taxes						
Investment tax credit adjustments, net						
Pension expense credit						
Impairment losses						
Loss on sale of leveraged leases						
Deferred electric service costs and gas supply costs						
Changes in:						
Accounts receivable						
Inventories						
Regulatory assets, net						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Other current assets and liabilities						
Other, net						
Net Cash From (Used By) Operating Activities						
INVESTING ACTIVITIES						
Acquisition of Conectiv, net of cash acquired						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Divestiture of generation assets						
Purchase of leveraged leases						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Proceeds from sale of other assets						
Net other investing activities						
Net Cash (Used By) From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
PHI money pool lendings						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash From (Used By) Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

DELMARVA POWER & LIGHT COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of Dollars)

	Delmarva Power & Light Company Consolidated	Eliminations Reclasses & Consolidations	Delmarva Power & Light Company Parent	Delmarva Power Financing I
Net income	$ 49.7	$ -	$ 49.7	$ -
Adjustments to reconcile net income to net cash from (used by) operating activities:				
Depreciation and amortization	82.3	-	82.3	-
Gain on divestiture of generation assets	(11.6)	-	(11.6)	-
Deferred income taxes	67.9	-	67.9	-
Investment tax credit adjustments, net	(0.9)	-	(0.9)	-
Pension expense credit	(10.2)	-	(10.2)	-
Impairment losses	-	-	-	-
Loss on sale of leveraged leases	-	-	-	-
Deferred electric service costs and gas supply costs	-	-	-	-
Changes in:				
Accounts receivable	18.1	-	18.1	-
Inventories	4.6	-	4.6	-
Regulatory assets, net	-	-	-	-
Prepaid expenses	-	-	-	-
Accounts payable and accrued payroll	(12.4)	-	(12.4)	-
Interest and taxes accrued, including Federal income tax refund	(51.8)	-	(51.8)	-
Other current assets and liabilities	(1.4)	-	(1.4)	-
Other, net	23.3	-	23.3	-
Net Cash From (Used By) Operating Activities	157.6	-	157.6	-
INVESTING ACTIVITIES				
Acquisition of Conectiv, net of cash acquired	-	-	-	-
Net investment in property, plant and equipment	(82.5)	-	(82.5)	-
Proceeds from/changes in:	-	-	-	-
Divestiture of generation assets	10.0	-	10.0	-
Purchase of leveraged leases	-	-	-	-
Sales of marketable securities, net of purchases	-	-	-	-
Purchases of other investments, net of sales	-	-	-	-
Proceeds from sale of other assets	0.8	-	0.8	-
Net other investing activities	0.2	-	0.2	-
Net Cash (Used By) From Investing Activities	(71.5)	-	(71.5)	-
FINANCING ACTIVITIES				
Dividends paid on preferred and common stock	(64.5)	-	(64.5)	-
Redemption of preferred stock	(7.9)	-	(7.9)	-
Issuance of common stock	-	-	-	-
Reacquisition of the Company's common stock	-	-	-	-
Issuances of long-term debt	46.0	-	46.0	-
Reacquisitions of long-term debt	(121.5)	-	(121.5)	-
Notes payable to (receivable from) associated companies	-	-	-	-
PHI money pool lendings	-	-	-	-
Repayments of short-term debt, net of issuances	-	-	-	-
Cost of issuances and financings	(3 3)	-	(3.3)	-
Net other financing activities	(0.1)	-	(0.1)	-
Net Cash From (Used By) Financing Activities	(151.3)	-	(151.3)	-
Net (Decrease) Increase In Cash and Cash Equivalents	(65.2)	-	(65.2)	-
Cash and Cash Equivalents at Beginning of Period	174.9	-	174.9	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 109.7	$ -	$ 109.7	$ -

ATLANTIC CITY ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of Dollars)

	Atlantic City Electric Company Consolidated	Eliminations Reclasses & Consolidations	Atlantic City Electric Company Parent	Atlantic Capital I	Atlantic Capital II	Atlantic City Electric Transition Funding LLC
Net income	$ 28.2	$ -	$ 28.2	$ -	$ -	$ -
Adjustments to reconcile net income to net cash from (used by) operating activities:						
Depreciation and amortization	69.2	-	69.2	-	-	-
Gain on divestiture of generation assets	-	-		-	-	-
Deferred income taxes	46.6	-	46.6	-	-	-
Investment tax credit adjustments, net	(2.0)	-	(2.0)	-	-	-
Pension expense credit	-	-		-	-	-
Impairment losses	9.6	-	9.6	-	-	-
Loss on sale of leveraged leases	-	-		-	-	-
Deferred electric service costs and gas supply costs	(41.8)	-	(41.8)	-	-	-
Changes in:						
Accounts receivable	3.3	12.7	3.3	-	-	(12.7)
Inventories	1.0	-	1.0	-	-	-
Regulatory assets, net	-	-		-	-	-
Prepaid expenses	(3.1)	-	(3.1)	-	-	-
Accounts payable and accrued payroll	39.0	-	39.0	-	-	-
Interest and taxes accrued, including Federal income tax refund	15.4	-	15.4	-	-	-
Other current assets and liabilities	28.5	-	28.5	-	-	-
Other, net	14.0	427.7	14.0	-	-	(427.7)
Net Cash From (Used By) Operating Activities	207.9	440.4	207.9	-	-	(440.4)
INVESTING ACTIVITIES						
Acquisition of Conectiv, net of cash acquired	-	-		-	-	-
Net investment in property, plant and equipment	(106.2)	-	(106.2)	-	-	-
Proceeds from/changes in:	-	-		-	-	-
Divestiture of generation assets	-	-		-	-	-
Purchase of leveraged leases	-	-		-	-	-
Sales of marketable securities, net of purchases	-	-		-	-	-
Purchases of other investments, net of sales	-	-		-	-	-
Proceeds from sale of other assets	12.4	-	12.4	-	-	-
Net other investing activities	(2.1)	(0.6)	(2.1)	-	-	0.6
Net Cash (Used By) From Investing Activities	(95.9)	(0.6)	(95.9)	-	-	0.6
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock	(35.5)	-	(35.5)	-	-	-
Redemption of preferred stock	(12.5)	-	(12.5)	-	-	-
Issuance of common stock	-	-		-	-	-
Reacquisition of the Company's common stock	-	-		-	-	-
Issuances of long-term debt	440.0	(425.3)	440.0	-	-	425.3
Reacquisitions of long-term debt	(221.4)	-	(221.4)	-	-	-
Notes payable to (receivable from) associated companies	-	-		-	-	-
PHI money pool lendings	-	-		-	-	-
Repayments of short-term debt, net of issuances	(45.0)	(14.5)	(45.0)	-	-	14.5
Cost of issuances and financings	(4.8)	-	(4.8)	-	-	-
Net other financing activities	-	-	-	-	-	-
Net Cash From (Used By) Financing Activities	120.8	(439.8)	120.8	-	-	439.8
Net (Decrease) Increase In Cash and Cash Equivalents	232.8	-	232.8	-	-	-
Cash and Cash Equivalents at Beginning of Period	14.3	-	14.3	-	-	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 247.1	$ -	$ 247.1	$ -	$ -	$ -

CONECTIV PROPERTIES AND INVESTMENTS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of Dollars)

	Conectiv Properties and Investments, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Properties and Investments, Inc. Parent*	DCI I, Inc.*	DCI II, Inc.*	DCTC-Burney, Inc.*
Net income						
Adjustments to reconcile net income to net cash from (used by) operating activities:						
Depreciation and amortization						
Equity in loss (earnings) of subsidiaries						
Gain on divestiture of generation assets						
Deferred income taxes						
Investment tax credit adjustments, net						
Pension expense credit						
Impairment losses						
Loss on sale of leveraged leases						
Deferred electric service costs and gas supply costs						
Changes in:						
Accounts receivable						
Inventories						
Regulatory assets, net						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Other current assets and liabilities						
Other, net						
Net Cash From (Used By) Operating Activities						
INVESTING ACTIVITIES						
Acquisition of Conectiv, net of cash acquired						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Divestiture of generation assets						
Purchase of leveraged leases						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Proceeds from sale of other assets						
Net other investing activities						
Net Cash (Used By) From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
PHI money pool lendings						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash From (Used By) Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV ENERGY HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Conectiv Energy Holding Company Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Energy Holding Company Parent*	Conectiv Energy Supply, Inc.*	Conectiv Operating Services Company*	ACE REIT, Inc.*
Net income						
Adjustments to reconcile net income to net cash from (used by) operating activities:						
Depreciation and amortization						
Equity in loss (earnings) of subsidiaries						
Gain on divestiture of generation assets						
Deferred income taxes						
Investment tax credit adjustments, net						
Pension expense credit						
Impairment losses						
Loss on sale of leveraged leases						
Deferred electric service costs and gas supply costs						
Changes in:						
Accounts receivable						
Inventories						
Regulatory assets, net						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Other current assets and liabilities						
Other, net						
Net Cash From (Used By) Operating Activities						
INVESTING ACTIVITIES						
Acquisition of Conectiv, net of cash acquired						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Divestiture of generation assets						
Purchase of leveraged leases						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Proceeds from sale of other assets						
Net other investing activities						
Net Cash (Used By) From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
PHI money pool lendings						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash From (Used By) Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV ENERGY HOLDING COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Conectiv Atlantic Generation, LLC*	Conectiv Bethlehem, LLC*	Conectiv Delmarva Generation, Inc.*	Conectiv Mid-Merit, Inc.*	Conectiv Pennsylania Generation, Inc.*
Net income					
Adjustments to reconcile net income to net cash from (used by) operating activities:					
Depreciation and amortization					
Equity in loss (earnings) of subsidiaries					
Gain on divestiture of generation assets					
Deferred income taxes					
Investment tax credit adjustments, net					
Pension expense credit					
Impairment losses					
Loss on sale of leveraged leases					
Deferred electric service costs and gas supply costs					
Changes in:					
Accounts receivable					
Inventories					
Regulatory assets, net					
Prepaid expenses					
Accounts payable and accrued payroll					
Interest and taxes accrued, including Federal income tax refund					
Other current assets and liabilities					
Other, net					
Net Cash From (Used By) Operating Activities					
INVESTING ACTIVITIES					
Acquisition of Conectiv, net of cash acquired					
Net investment in property, plant and equipment					
Proceeds from/changes in:					
Divestiture of generation assets					
Purchase of leveraged leases					
Sales of marketable securities, net of purchases					
Purchases of other investments, net of sales					
Proceeds from sale of other assets					
Net other investing activities					
Net Cash (Used By) From Investing Activities					
FINANCING ACTIVITIES					
Dividends paid on preferred and common stock					
Redemption of preferred stock					
Issuance of common stock					
Reacquisition of the Company's common stock					
Issuances of long-term debt					
Reacquisitions of long-term debt					
Notes payable to (receivable from) associated companies					
PHI money pool lendings					
Repayments of short-term debt, net of issuances					
Cost of issuances and financings					
Net other financing activities					
Net Cash From (Used By) Financing Activities					
Net (Decrease) Increase In Cash and Cash Equivalents					
Cash and Cash Equivalents at Beginning of Period					
CASH AND CASH EQUIVALENTS AT END OF PERIOD					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Conectiv Solutions LLC Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Solutions LLC Parent*	ATE Investment, Inc. Consolidated*	Eliminations Reclasses & Consolidations	ATE Investment, Inc. Parent*
Net income						
Adjustments to reconcile net income to net cash from (used by) operating activities:						
Depreciation and amortization						
Equity in loss (earnings) of subsidiaries						
Gain on divestiture of generation assets						
Deferred income taxes						
Investment tax credit adjustments, net						
Pension expense credit						
Impairment losses						
Loss on sale of leveraged leases						
Deferred electric service costs and gas supply costs						
Changes in:						
Accounts receivable						
Inventories						
Regulatory assets, net						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Other current assets and liabilities						
Other, net						
Net Cash From (Used By) Operating Activities						
INVESTING ACTIVITIES						
Acquisition of Conectiv, net of cash acquired						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Divestiture of generation assets						
Purchase of leveraged leases						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Proceeds from sale of other assets						
Net other investing activities						
Net Cash (Used By) From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
PHI money pool lendings						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash From (Used By) Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	King Street Assurance Ltd*	Conectiv Services, Inc. Consolidated*
Net income		
Adjustments to reconcile net income to net cash from (used by) operating activities:		
Depreciation and amortization		
Equity in loss (earnings) of subsidiaries		
Gain on divestiture of generation assets		
Deferred income taxes		
Investment tax credit adjustments, net		
Pension expense credit		
Impairment losses		
Loss on sale of leveraged leases		
Deferred electric service costs and gas supply costs		
Changes in:		
Accounts receivable		
Inventories		
Regulatory assets, net		
Prepaid expenses		
Accounts payable and accrued payroll		
Interest and taxes accrued, including Federal income tax refund		
Other current assets and liabilities		
Other, net		
Net Cash From (Used By) Operating Activities		
INVESTING ACTIVITIES		
Acquisition of Conectiv, net of cash acquired		
Net investment in property, plant and equipment		
Proceeds from/changes in:		
Divestiture of generation assets		
Purchase of leveraged leases		
Sales of marketable securities, net of purchases		
Purchases of other investments, net of sales		
Proceeds from sale of other assets		
Net other investing activities		
Net Cash (Used By) From Investing Activities		
FINANCING ACTIVITIES		
Dividends paid on preferred and common stock		
Redemption of preferred stock		
Issuance of common stock		
Reacquisition of the Company's common stock		
Issuances of long-term debt		
Reacquisitions of long-term debt		
Notes payable to (receivable from) associated companies		
PHI money pool lendings		
Repayments of short-term debt, net of issuances		
Cost of issuances and financings		
Net other financing activities		
Net Cash From (Used By) Financing Activities		
Net (Decrease) Increase In Cash and Cash Equivalents		
Cash and Cash Equivalents at Beginning of Period		
CASH AND CASH EQUIVALENTS AT END OF PERIOD		

* *Filed under request for confidential treatment pursuant to Rule 104(b)* of the Public Utility Holding Company Act of 1935.

CONECTIV SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of Dollars)

	Conectiv Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Services, Inc. Parent*	Conectiv Plumbing, L.L.C.*	Conectiv Thermal Systems, Inc. Consolidated*
Net income					
Adjustments to reconcile net income to net cash from (used by) operating activities:					
Depreciation and amortization					
Equity in loss (earnings) of subsidiaries					
Gain on divestiture of generation assets					
Deferred income taxes					
Investment tax credit adjustments, net					
Pension expense credit					
Impairment losses					
Loss on sale of leveraged leases					
Deferred electric service costs and gas supply costs					
Changes in:					
Accounts receivable					
Inventories					
Regulatory assets, net					
Prepaid expenses					
Accounts payable and accrued payroll					
Interest and taxes accrued, including Federal income tax refund					
Other current assets and liabilities					
Other, net					
Net Cash From (Used By) Operating Activities					
INVESTING ACTIVITIES					
Acquisition of Conectiv, net of cash acquired					
Net investment in property, plant and equipment					
Proceeds from/changes in:					
Divestiture of generation assets					
Purchase of leveraged leases					
Sales of marketable securities, net of purchases					
Purchases of other investments, net of sales					
Proceeds from sale of other assets					
Net other investing activities					
Net Cash (Used By) From Investing Activities					
FINANCING ACTIVITIES					
Dividends paid on preferred and common stock					
Redemption of preferred stock					
Issuance of common stock					
Reacquisition of the Company's common stock					
Issuances of long-term debt					
Reacquisitions of long-term debt					
Notes payable to (receivable from) associated companies					
PHI money pool lendings					
Repayments of short-term debt, net of issuances					
Cost of issuances and financings					
Net other financing activities					
Net Cash From (Used By) Financing Activities					
Net (Decrease) Increase In Cash and Cash Equivalents					
Cash and Cash Equivalents at Beginning of Period					
CASH AND CASH EQUIVALENTS AT END OF PERIOD					

* *Filed under request for confidential treatment pursuant to* Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV THERMAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of Dollars)

	Conectiv Thermal Systems, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Thermal Systems, Inc. Parent*	ATS Operating Services, Inc.*	Atlantic Jersey Thermal Systems, Inc.*	Thermal Energy Limited Partnership*
Net income						
Adjustments to reconcile net income to net cash from (used by) operating activities:						
Depreciation and amortization						
Equity in loss (earnings) of subsidiaries						
Gain on divestiture of generation assets						
Deferred income taxes						
Investment tax credit adjustments, net						
Pension expense credit						
Impairment losses						
Loss on sale of leveraged leases						
Deferred electric service costs and gas supply costs						
Changes in:						
Accounts receivable						
Inventories						
Regulatory assets, net						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Other current assets and liabilities						
Other, net						
Net Cash From (Used By) Operating Activities						
INVESTING ACTIVITIES						
Acquisition of Conectiv, net of cash acquired						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Divestiture of generation assets						
Purchase of leveraged leases						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Proceeds from sale of other assets						
Net other investing activities						
Net Cash (Used By) From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
PHI money pool lendings						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash From (Used By) Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* *Filed under request for confidential treatment pursuant to Rule 104(b)* of the Public Utility Holding Company Act of 1935.

ATLANTIC GENERATION, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Atlantic Generation, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Atlantic Generation, Inc. Parent*	Vineland Ltd., Inc.*	Vineland General, Inc.*	Binghampton Limited, Inc.*
Net income						
Adjustments to reconcile net income to net cash from (used by) operating activities:						
Depreciation and amortization						
Gain on divestiture of generation assets						
Deferred income taxes						
Investment tax credit adjustments, net						
Pension expense credit						
Impairment losses						
Loss on sale of leveraged leases						
Deferred electric service costs and gas supply costs						
Changes in:						
Accounts receivable						
Inventories						
Regulatory assets, net						
Prepaid expenses						
Accounts payable and accrued payroll						
Interest and taxes accrued, including Federal income tax refund						
Other current assets and liabilities						
Other, net						
Net Cash From (Used By) Operating Activities						
INVESTING ACTIVITIES						
Acquisition of Conectiv, net of cash acquired						
Net investment in property, plant and equipment						
Proceeds from/changes in:						
Divestiture of generation assets						
Purchase of leveraged leases						
Sales of marketable securities, net of purchases						
Purchases of other investments, net of sales						
Proceeds from sale of other assets						
Net other investing activities						
Net Cash (Used By) From Investing Activities						
FINANCING ACTIVITIES						
Dividends paid on preferred and common stock						
Redemption of preferred stock						
Issuance of common stock						
Reacquisition of the Company's common stock						
Issuances of long-term debt						
Reacquisitions of long-term debt						
Notes payable to (receivable from) associated companies						
PHI money pool lendings						
Repayments of short-term debt, net of issuances						
Cost of issuances and financings						
Net other financing activities						
Net Cash From (Used By) Financing Activities						
Net (Decrease) Increase In Cash and Cash Equivalents						
Cash and Cash Equivalents at Beginning of Period						
CASH AND CASH EQUIVALENTS AT END OF PERIOD						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

ATLANTIC GENERATION, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002
(Millions of dollars)

	Binghampton General, Inc.*	**Pedrick General, Inc.***
Net income		
Adjustments to reconcile net income to net cash from (used by) operating activities:		
Depreciation and amortization		
Gain on divestiture of generation assets		
Deferred income taxes		
Investment tax credit adjustments, net		
Pension expense credit		
Impairment losses		
Loss on sale of leveraged leases		
Deferred electric service costs and gas supply costs		
Changes in:		
Accounts receivable		
Inventories		
Regulatory assets, net		
Prepaid expenses		
Accounts payable and accrued payroll		
Interest and taxes accrued, including Federal income tax refund		
Other current assets and liabilities		
Other, net		
Net Cash From (Used By) Operating Activities		
INVESTING ACTIVITIES		
Acquisition of Conectiv, net of cash acquired		
Net investment in property, plant and equipment		
Proceeds from/changes in:		
Divestiture of generation assets		
Purchase of leveraged leases		
Sales of marketable securities, net of purchases		
Purchases of other investments, net of sales		
Proceeds from sale of other assets		
Net other investing activities		
Net Cash (Used By) From Investing Activities		
FINANCING ACTIVITIES		
Dividends paid on preferred and common stock		
Redemption of preferred stock		
Issuance of common stock		
Reacquisition of the Company's common stock		
Issuances of long-term debt		
Reacquisitions of long-term debt		
Notes payable to (receivable from) associated companies		
PHI money pool lendings		
Repayments of short-term debt, net of issuances		
Cost of issuances and financings		
Net other financing activities		
Net Cash From (Used By) Financing Activities		
Net (Decrease) Increase In Cash and Cash Equivalents		
Cash and Cash Equivalents at Beginning of Period		
CASH AND CASH EQUIVALENTS AT END OF PERIOD		

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Total Pepco Holdings, Inc.	Eliminations Reclasses & Consolidations	Pepco Holdings, Inc. Parent	Potomac Electric Power Company Consolidated	Conectiv Consolidated	Pepco Energy Services, Inc. Consolidated*
Retained eamings as of December 31, 2001	$ 974.1	$ (1,179.3)	$ 974.1	$ 974.1	$ 209.4	
Adjustment for Pepco pre merger results for period ended July 31, 2002 (net of dividends on common stock)	-	(29.1)	29.1			
Net income/(loss)	210.5	(167.3)	118.7	134.1	90.8	
Transfer of ownership of Potamac Capital Investment Corporation and Pepco Energy Service, Inc.	-	(54.2)		54.2	-	
Premium on capital stock retired, net of expenses	-	(18.2)		18.2	-	
Transfer of premium on treasury shares and related capital stock expense	-	(62.1)		62.1	-	
Dividends on common stock	(130.6)	510.2	(68.0)	(494.8)	(78.0)	
Spin off subsidiaries to PHI	-	(48.6)		-	0.3	
Cancellation of Pepco Treasury Stock	(215.8)	279.0	(215.8)	(279.0)	-	
Retained eamings as of December 31, 2002	$ 838.2	$ (769.6)	$ 838.1	$ 468.9	$ 222.5	

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potamac Capital Investment Corporation Consolidated*	Pepco Communications, Inc. Consolidated*	PHI Service Company
Retained eamings as of December 31, 2001			$ -
Adjustment for Pepco pre merger results for period ended July 31, 2002 (net of dividends on common stock)			
Net income/(loss)			(0.1)
Transfer of ownership of Potamac Capital Investment Corporation and Pepco Energy Service, Inc.			-
Premium on capital stock retired, net of expenses			-
Transfer of premium on treasury shares and related capital stock expense			-
Dividends on common stock			-
Spin off subsidiaries to PHI			(0.4)
Cancellation of Pepco Treasury Stock			-
Retained eamings as of December 31, 2002			$ (0.5)

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 193

POTOMAC ELECTRIC POWER COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Electric Power Company Consolidated	Eliminations Reclasses & Consolidations	Potomac Electric Power Company Parent	Pepco Energy Services, Inc. Consolidated*	Potamac Capital Investment Corporation Consolidated*	Edison Capital Reserves Corporation*
Retained earnings as of December 31, 2001	$ 974.1	$ (152.3)	$ 974.1			
Net income/(loss)	139.1	(20.9)	139.1			
Dividends on common stock	(494.8)	-	(494.8)			
Dividends on preferred stock **	(5.0)	-	(5.0)			
Transfer of ownership of Potamac Capital Investment Corporation and Pepco Energy Service, Inc.	54.2	58.0	54.2			
Premium on capital stock retired, net of expenses	18.2	-	18.2			
Transfer of premium on treasury shares and related capital stock expense	62.1	-	62.1			
Cancellation of Pepco Treasury Stock	(279.0)	-	(279.0)			
Retained earnings as of December 31, 2002	$ 468.9	$ (115.2)	$ 468.9			

** - Offset against net income in roll up to Pepco Holdings

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENERGY SERVICES, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Pepco Energy Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Energy Services, Inc. Parent*	PES Home Warranty Services of VA*	Potomac Power Resources, Inc.*	PES Landfill Gas Corporation*	Pepco Building Services, Inc. Consolidated*
Retained earnings as of December 31, 2001							
Net income/(loss)							
Dividends on common stock							
Spin off subsidiary to PHI							
Retained earnings as of December 31, 2002							

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO BUILDING SERVICES, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Pepco Building Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Pepco Building Services, Inc. Parent*	MET Electrical Testing Company, Inc.*	Substation Test Company, Inc.*
Retained earnings as of December 31, 2001					
Net income/(loss)					
Dividends on common stock					
Spin off subsidiary to PHI					
Retained earnings as of December 31, 2002					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO BUILDING SERVICES, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Seaboard Mechanical *Services, Inc.**	Engineered *Services, Inc.**	*Unitemp, Inc.**	G&L Mechanical *Services, Inc.**
Retained earnings as of December 31, 2001				
Net income/(loss)				
Dividends on common stock				
Spin off subsidiary to PHI				
Retained earnings as of December 31, 2002				

* Filed under request for confidential treatment pursuant to
Rule 104(b) of the Public Utility Holding Company Act of 19

POTOMAC CAPITAL INVESTMENT CORPORATION
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potamac Capital Investment Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potamac Capital Investment Corporation Parent*	PCI Energy Corporation*	PCI-BT Investing LLC*	Edison Place LLC*
Retained earnings as of December 31, 2001						
Net income/(loss)						
Dividends on common stock						
Spin off subsidiary to PHI						
Retained earnings as of December 31, 2002						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Nevada Investment, Inc.*	PCI Netherlands Corp.*	PCI Queensland Corp.*	Potomac Capital Markets Corp.*	Potomac Aircraft Leasing Corp.*	Potomac Harmans Corp.*	Harmans Building Associates*
Retained earnings as of December 31, 2001							
Net income/(loss)							
Dividends on common stock							
Spin off subsidiary to PHI							
Retained earnings as of December 31, 2002							

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Land Corporation*	Pepco Technologies LLC*	American Energy Corp.*	Friendly Skies, Inc. Consolidated*	AMP Funding, LLC Consolidated*	Potomac Nevada Corporation Consolidated*
Retained earnings as of December 31, 2001						
Net income/(loss)						
Dividends on common stock						
Spin off subsidiary to PHI						
Retained earnings as of December 31, 2002						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL INVESTMENT CORPORATION
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Pepco Enterprises, Inc. Consolidated*	**Pepco Communications, Inc. Consolidated***
Retained earnings as of December 31, 2001		
Net income/(loss)		
Dividends on common stock		
Spin off subsidiary to PHI		
Retained earnings as of December 31, 2002		

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

FRIENDLY SKIES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Friendly Skies, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Friendly Skies, Inc. Parent*	PCI Air Management Corporation*
Retained earnings as of December 31, 2001				
Net income/(loss)				
Dividends on common stock				
Spin off subsidiary to PHI				
Retained earnings as of December 31, 2002				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

AMP FUNDING, LLC AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	AMP Funding, LLC Consolidated*	Eliminations Reclasses & Consolidations	AMP Funding, LLC Parent*	RAMP Investments, LLC*	PCI Air Management Partners, LLC*	PCI Ever, Inc.*
Retained earnings as of December 31, 2001						
Net income/(loss)						
Dividends on common stock						
Spin off subsidiary to PHI						
Retained earnings as of December 31, 2002						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC NEVADA CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potamac Nevada Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potamac Nevada Corporation Parent*	Potomac Capital Joint Leasing Corporation Consolidated*	Potomac Nevada Leasing Corporation*	PCI Engine Trading, Ltd.*	Potomac Delaware Leasing Corporation Consolidated*
Retained earnings as of December 31, 2001							
Net income/(loss)							
Dividends on common stock							
Spin off subsidiary to PHI							
Retained earnings as of December 31, 2002							

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC DELAWARE LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Delaware Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Delaware Leasing Corporation Parent*	Potomac Equipment Leasing Corp.*	Potomac Leasing Associates, LP*
Retained earnings as of December 31, 2001					
Net income/(loss)					
Dividends on common stock					
Spin off subsidiary to PHI					
Retained earnings as of December 31, 2002					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

POTOMAC CAPITAL JOINT LEASING CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Potomac Capital Joint Leasing Corporation Consolidated*	Eliminations Reclasses & Consolidations	Potomac Capital Joint Leasing Corporation Parent*	Aircraft International Management Co.*	PCI Holdings, Inc.*	PCI Nevada Investments*
Retained earnings as of December 31, 2001						
Net income/(loss)						
Dividends on common stock						
Spin off subsidiary to PHI						
Retained earnings as of December 31, 2002						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO ENTERPRISES INC
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Pepco Enterprises, Inc Consolidated*	Eliminations Reclasses & Consolidations	Pepco Enterprises, Inc Parent*	W.A. CHESTER LLC*	SEVERN CONSTRUCTION LLC*	SEVERN CABLE LLC*
Retained earnings as of December 31, 2001						
Net income/(loss)						
Dividends on common stock						
Spin off subsidiary to PHI						
Retained earnings as of December 31, 2002						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

PEPCO COMMUNICATIONS, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
(Millions of dollars)

	Pepco *Communications,* Inc. Consolidated*	Eliminations *Reclasses &* Consolidations	Pepco *Communications,* Inc. Parent*	Pepco *Communications,* LLC*
Retained earnings as of December 31, 2001				
Net income/(loss)				
Dividends on common stock				
Spin off subsidiary to PHI				
Retained earnings as of December 31, 2002				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Conectiv Consolidated	Eliminations Reclasses & Consolidations	Conectiv Parent	Delmarva Power & Light Company Consolidated	Atlantic City Electric Company Consolidated	Conectiv Properties and Investments, Inc. Consolidated*
Retained earnings as of December 31, 2001	$ 209.4	$ (355.5)	$ 209.4	$ 364.9	$ 156.2	
Net income/(loss)	90.8	(126.0)	90.8	49.7	28.2	
Dividends on common stock	(78.0)	78.2	(78.0)	(48.5)	(29.7)	
Dividend on preferred stock	-	4.8	-	(1.7)	(0.7)	
Adjusting entries	-	0.1	-	-	(0.1)	
Spin off subsidiary to PHI	0.3	(0.5)	0.3	-	-	
Retained earnings as of December 31, 2002	$ 222.5	$ (398.9)	$ 222.5	$ 364.4	$ 153.9	

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Conectiv Energy Holding Company Consolidated*	Atlantic Southern Properties, Inc.*	Conectiv Communications, Inc. Consolidated (Parent only)*	Conectiv Resource Partners, Inc.*	Conectiv Solutions LLC Consolidated*	Atlantic Generation, Inc. Consolidated*
Retained earnings as of December 31, 2001						
Net income/(loss)						
Dividends on common stock						
Dividend on preferred stock						
Adjusting entries						
Spin off subsidiary to PHI						
Retained earnings as of December 31, 2002						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

DELMARVA POWER & LIGHT COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of Dollars)

	Delmarva Power & Light Company Consolidated	Eliminations Reclasses & Consolidations	Delmarva Power & Light Company Parent	Delmarva Power Financing I
Retained earnings as of December 31, 2001	$ 364.9	$ -	$ 364.9	$ -
Net income/(loss)	49.7	-	49.7	-
Dividends on common stock	(48.5)	-	(48.5)	-
Dividend on preferred stock	(1.7)	-	(1.7)	-
Adjusting entries	-	-	-	-
Retained earnings as of December 31, 2002	$ 364.4	$ -	$ 364.4	$ -

ATLANTIC CITY ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of Dollars)

	Atlantic City Electric Company Consolidated	Eliminations Reclasses & Consolidations	Atlantic City Electric Company Parent	Atlantic Capital I	Atlantic Capital II	Atlantic City Electric Transition Funding LLC
Retained earnings as of December 31, 2001	$ 156.2	$ -	$ 156.2	$ -	$ -	$ -
Net income/(loss)	28.2	-	28.2	-	(0.0)	-
Dividends on common stock	(29.7)	-	(29.7)	-	-	-
Dividend on preferred stock	(0.7)	-	(0.7)	-	-	-
Adjusting entries- preferred stock expense	(0.1)	-	(0.1)	-	-	-
Retained earnings as of December 31, 2002	$ 153.9	$ -	$ 153.9	$ -	$ (0.0)	$ -

CONECTIV PROPERTIES AND INVESTMENTS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of Dollars)

	Conectiv Properties and Investments, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Properties and Investments, Inc. Parent*	DCI I, Inc.*	DCI II, Inc.*	DCTC- Burney, Inc.*
Retained earnings as of December 31, 2001						
Net income/(loss)						
Dividends on common stock						
Dividend on preferred stock						
Adjusting entries						
Retained earnings as of December 31, 2002						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV ENERGY HOLDING CMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Conectiv Energy Holding Company Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Energy Holding Company Parent*	Conectiv Energy Supply, Inc.*	Conectiv Operating Services Company*	ACE REIT, Inc.*	Conectiv Atlantic Generation, LLC*
Retained earnings as of December 31, 2001							
Net income/(loss)							
Dividends on common stock							
Dividend on preferred stock							
Adjusting entries							
Retained earnings as of December 31, 2002							

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV ENERGY HOLDING CMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Conectiv Bethlehem, LLC*	**Conectiv Delmarva Generation, Inc.***	**Conectiv Mid-Merit, Inc.***	**Conectiv Pennsylania Generation, Inc.***
Retained earnings as of December 31, 2001				
Net income/(loss)				
Dividends on common stock				
Dividend on preferred stock				
Adjusting entries				
Retained earnings as of December 31, 2002				

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of Dollars)

	Conectiv Solutions LLC Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Solutions LLC Parent*	ATE Investment, Inc. Consolidated*	Eliminations Reclasses & Consolidations	ATE Investment, Inc. Parent*	King Street Assurance Ltd*	Conectiv Services, Inc. Consolidated*
Retained earnings as of December 31, 2001								
Net income/(loss)								
Dividends on common stock								
Dividend on preferred stock								
Adjustming entries								
Retained earnings as of December 31, 2002								

* *Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.*

CONECTIV SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of Dollars)

	Conectiv Services, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Services, Inc. Parent*	Conectiv Plumbing, L.L.C.*	Conectiv Thermal Systems, Inc. Consolidated*
Retained earnings as of December 31, 2001					
Net income/(loss)					
Dividends on common stock					
Dividend on preferred stock					
Adjustming entries					
Retained earnings as of December 31, 2002					

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

CONECTIV THERMAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of dollars)

	Conectiv Thermal Systems, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Conectiv Thermal Systems, Inc. Parent*	ATS Operating Services, Inc.*	Atlantic Jersey Thermal Systems, Inc.*	Thermal Energy Limited Partnership*
Retained earnings as of December 31, 2001						
Net income/(loss)						
Dividends on common stock						
Dividend on preferred stock						
Adjustming entries						
Retained earnings as of December 31, 2002						

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

ATLANTIC GENERATION, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2002
(Millions of Dollars)

	Atlantic Generation, Inc. Consolidated*	Eliminations Reclasses & Consolidations	Atlantic Generation, Inc. Parent*	Vineland Ltd., Inc.*	Vineland General, Inc.*	Binghampton Limited, Inc.*	Binghampton General, Inc.*	Pedrick General, Inc.*
Retained earnings as of December 31, 2001								
Net income/(loss)								
Dividends on common stock								
Dividend on preferred stock								
Adjustming entries								
Retained earnings as of December 31, 2002								

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.